06012730

4/18

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AES Tietê S.A.

*CURRENT ADDRESS 158 Rua Lourenço Marques
2° andar
São Paolo, Postal Code (CEP) 04547-100
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

FILE NO. 82- 4978 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/20/06

82-4978

12-31-05
AR/S

Financial Statements

AES Tietê S.A. and Subsidiary Company

December 31, 2005 and 2004
with Report of Independent Auditors

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

FINANCIAL STATEMENTS

December 31, 2005 and 2004

Contents

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AES Tietê S.A.

1. We have audited the accompanying balance sheets of AES Tietê S.A. and subsidiary company (Company and consolidated) as of December 31, 2005 and 2004, and the related statements of income, shareholders' equity (Company) and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with generally accepted auditing standards in Brazil, which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiary company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and; (c) an assessment of the accounting practices used and significant estimates made by the Company and its subsidiary company management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of AES Tietê S.A. and subsidiary company (Company and consolidated) at December 31, 2005 and 2004, and the results of operations, changes in shareholders' equity (Company) and changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4. Our audits were conducted with the objective of issuing an opinion on the financial statements referred to in the first paragraph. The cash flow and value-added statements (Company) prepared in conformity with accounting practices adopted in Brazil, presented to provide additional information on the Company, are not required as part of the financial statements. Such statements were submitted to the audit procedures described in paragraph 2 and, in our opinion, are fairly presented, in all material respects, in relation to the overall financial statements.

São Paulo, February 2, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Aurivaldo Coimbra de Oliveira
Accountant CRC-1PE009428/O-4-S-SP

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
ASSETS	R$	R$	R$	R$
CURRENT ASSETS				
Cash and banks	385	453	687	497
Short-term investments	794,559	488,966	794,559	488,966
Distributors	67,530	70,848	67,530	70,848
Intercompany receivables	141,153	96,129	141,153	96,129
Deferred income and mandatory social contributions	2,849	65,506	2,849	65,512
Recoverable taxes	12,290	11,427	12,290	11,427
Supplies	1,169	1,185	1,169	1,185
Other credits	7,606	6,219	8,238	6,311
Prepaid expenses	2,066	2,323	2,066	2,323
Total current assets	1,029,607	743,056	1,030,541	743,198
NONCURRENT ASSETS				
Distributors	26,287	78,317	26,287	78,317
Intercompany receivables	4,535	11,360	4,535	11,360
Deferred taxes and mandatory social contributions	38,857	4,724	38,857	4,724
Recoverable taxes	149,648	161,938	149,648	161,938
Guarantees and escrow deposits	27,640	7,868	27,640	7,868
Other credits	20	17,285	823	18,088
Total noncurrent assets	246,987	281,492	247,790	282,295
PERMANENT ASSETS				
Investment	9,353	8,088	2,099	1,520
Property, plant and equipment - net	1,240,116	1,277,997	1,244,928	1,282,729
Deferred charges	21,949	23,120	22,982	24,153
Total permanent assets	1,271,418	1,309,205	1,270,009	1,308,402
TOTAL ASSETS	2,548,012	2,333,753	2,548,340	2,333,895

	Company		Consolidated	
	2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY	R$	R$	R$	R$
CURRENT LIABILITIES				
Suppliers	56,966	47,409	56,999	47,413
Payroll	943	1,105	957	1,115
Taxes and mandatory social contributions	143,067	47,986	143,215	47,986
Accounts payable to Fundação Cesp	1,426	6,241	1,426	6,241
Loans and financings	138,863	123,481	138,863	123,481
Debt charges	6,095	6,071	6,095	6,071
Estimated liabilities	8,466	10,817	8,466	10,817
Provisions for litigations and contingencies	14,803	18,923	14,936	18,976
Proposed and declared dividends	295,799	77,945	295,799	77,945
Consumer charges payable	7,052	7,540	7,052	7,540
Total current liabilities	673,480	347,518	673,808	347,585
NONCURRENT LIABILITIES				
Suppliers	38,954	61,792	38,954	61,792
Loans and financings	1,309,559	1,431,016	1,309,559	1,431,016
Accounts payable to Fundação Cesp	15,774	18,914	15,774	18,914
Provisions for litigations and contingencies	34,826	16,193	34,826	16,193
Estimated liabilities				75
Total noncurrent liabilities	1,399,113	1,527,915	1,399,113	1,527,990
SHAREHOLDERS' EQUITY				
Capital	207,227	147,416	207,227	147,416
Capital reserves	226,746	286,557	226,746	286,557
Income reserve - legal	41,446	24,347	41,446	24,347
Total shareholders' equity	475,419	458,320	475,419	458,320
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,548,012	2,333,753	2,548,340	2,333,895

See explanatory notes.

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of reais, except earnings per share)

	Company		Consolidated	
	2005	2004	2005	2004
	R$	R$	R$	R$
OPERATING REVENUES				
Supply and transmission of electric power	1,331,078	1,048,231	1,332,666	1,048,304
Other revenues	12,336	2,000	12,336	2,000
Total gross operating revenues	1,343,414	1,050,231	1,345,002	1,050,304
DEDUCTIONS FROM OPERATING REVENUES (PIS AND COFINS)	(124,470)	(69,457)	(124,929)	(69,490)
NET OPERATING REVENUES	1,218,944	980,774	1,220,073	980,814
COST OF ELECTRIC POWER SERVICE				
Personnel	(18,065)	(15,814)	(18,575)	(16,187)
Material	(2,274)	(1,847)	(2,311)	(1,899)
Outsourced services	(13,128)	(11,551)	(13,199)	(11,717)
Compensation for use of water resources	(45,563)	(35,535)	(45,563)	(35,535)
Electricity purchased for resale, connection charges and free energy	(80,059)	(78,068)	(79,439)	(77,752)
Depreciation and amortization	(63,489)	(63,176)	(63,589)	(63,300)
Operating provisions	(76,557)	(4,109)	(76,557)	(4,109)
Insurance	(7,447)	(5,834)	(7,447)	(5,834)
Other expenses	(5,042)	(22,891)	(5,295)	(23,031)
Total cost of electric power services	(311,624)	(238,825)	(311,975)	(239,364)
GROSS OPERATING INCOME	907,320	741,949	908,098	741,450
OPERATING EXPENSES				
General and administrative expenses	(26,978)	(22,362)	(27,196)	(22,953)
Other operating expenses	(5,750)	(5,504)	(5,752)	(5,537)
RESULT OF SERVICE	874,592	714,083	875,150	712,960
RESULT OF SHAREHOLDING	487	(1,121)	-	-
FINANCIAL INCOME (EXPENSES)				
Income	101,989	35,178	102,040	35,199
Expenses	(160,180)	(157,585)	(160,191)	(157,604)
Monetary/exchange variations - net	(6,079)	(170,809)	(6,068)	(170,809)
Total	(64,270)	(293,216)	(64,219)	(293,214)
OPERATING RESULT	810,809	419,746	810,931	419,746
NONOPERATING RESULT				
Revenues	520	59	520	59
Expenses	(2,158)	(46)	(2,158)	(46)
Total	(1,638)	13	(1,638)	13
PRETAX INCOME	809,171	419,759	809,293	419,759
TAXES:				
Social contribution tax	(51,499)	(22,907)	(51,538)	(22,907)
Income tax	(159,992)	(62,302)	(160,075)	(62,302)
Deferred social contribution tax	(16,427)	(11,703)	(16,427)	(11,703)
Deferred income tax	(25,201)	(31,335)	(25,201)	(31,335)
Total	(253,119)	(128,247)	(253,241)	(128,247)
NET INCOME FOR THE YEAR	556,052	291,512	556,052	291,512
EARNINGS PER THOUSAND SHARES - IN REAIS	5.83	3.11	5.83	3.11

See accompanying notes.

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

STATEMENTS OF SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of reais - R$)

	Capital R$	Capital reserves R$	Income reserve - Legal R$	Retained earnings R$	Total R$
BALANCES AT DECEMBER 31, 2003	147,416	286,557	9,769	-	443,742
Net income for the year	-	-	-	291,512	291,512
Legal reserve	-	-	14,578	(14,578)	-
Payment of dividends - BoD Meeting 7/19/04	-	-	-	(66,625)	(66,625)
Payment of dividends - BoD Meeting 11/10/04	-	-	-	(89,809)	(89,809)
Interest on shareholders' equity - BoD Meeting 11/10/04	-	-	-	(43,000)	(43,000)
Dividends proposed by management	-	-	-	(77,500)	(77,500)
BALANCES AT DECEMBER 31, 2004	147,416	286,557	24,347	-	458,320
Net income for the year	-	-	-	556,052	556,052
Legal reserve	-	-	17,099	(17,099)	-
Capital increase	59,811	(59,811)	-	-	-
Payment of dividends (BoD Meeting 8/9/05)	-	-	-	(199,831)	(199,831)
Interest on shareholders' equity (BoD Meeting 12/7/05)	-	-	-	(44,000)	(44,000)
Dividends proposed by management	-	-	-	(295,122)	(295,122)
BALANCES AT DECEMBER 31, 2005	207,227	226,746	41,446	-	475,419

See accompanying notes.

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
	R$	R$	R$	R$
SOURCES OF WORKING CAPITAL				
From operations:				
Net income for the year	556,052	291,512	556,052	291,512
Depreciation and amortization	63,830	63,449	63,930	63,574
Monetary variation - noncurrent	(4,039)	159,769	(4,039)	167,252
Provision for litigations and contingencies	(887)	3,364	(887)	3,696
Sale of assets and rights	646	74	646	284
Noncurrent deferred taxes and mandatory social contributions	(32,735)	30,249	(32,735)	30,249
Provision for the realization of assets	18,268	4,109	18,268	4,109
Adjustment to present value - free energy	58,289	-	58,289	-
Equity pick-up	(487)	1,121	-	-
Total from operations	658,937	553,647	659,524	560,676
From third parties:				
Increase in loans and financings	-	-	-	2
Increase in estimated obligations	-	-	-	743
Intercompany receivables, net	-	22,660	-	21,650
Transfer from noncurrent to current liabilities	45,006	10,987	45,206	3,134
Total sources of working capital	703,943	587,294	704,730	586,205
APPLICATIONS OF WORKING CAPITAL				
Judicial deposits	252	3,883	252	3,883
Increase in other credits	18	16,707	18	16,896
Increase in investments	-	1,010	-	-
Purchases of fixed assets	25,185	17,668	25,365	17,844
Increase in deferred charges	2,101	4,056	2,101	4,070
Paid dividends	199,831	156,434	199,831	156,434
Proposed dividends	295,122	77,500	295,122	77,500
Interest on shareholders' equity paid	44,000	43,000	44,000	43,000
Transfer from noncurrent to current liabilities	176,845	159,100	176,921	158,723
Total applications of working capital	743,354	479,358	743,610	478,350
INCREASE IN WORKING CAPITAL	(39,411)	107,936	(38,880)	107,855
STATEMENT OF INCREASE IN WORKING CAPITAL				
NET CURRENT				
Current assets:				
At beginning of year	743,056	568,272	743,198	568,487
At end of year	1,029,607	743,056	1,030,541	743,198
	286,551	174,784	287,343	174,711
Current liabilities:				
At beginning of year	347,518	280,670	347,585	280,729
At end of year	673,480	347,518	673,808	347,585
	325,962	666,848	326,223	66,856
INCREASE (DECREASE) IN WORKING CAPITAL	(39,411)	107,936	(38,880)	107,855

See accompanying notes.

(In thousands of reais)

1. Operations

AES Tietê S.A. (Company or Tietê), a publicly-traded company, authorized to operate as a public utility company to generate and sell electric power as an independent power producer, the activities of which are regulated and inspected by the National Electric Power Agency (ANEEL), linked to the Ministry of Mines and Energy, the related concession agreement having been executed on December 20, 1999 and being effective for a period of 30 years.

As set forth in the Privatization Public Notice, the holder of the Company's control group is jointly and severally obliged unto the Company, on an irrevocably and irreversibly basis, to expand the installed capacity of its generation system by at least 15%, over a period of eight years, as from the execution of the Concession Agreement. Expansion must be carried out through the implementation of new projects in the State of São Paulo that increase the Company's own installed capacity, or through the contracting of third-party power from new projects implemented in the State of São Paulo, for a period longer than five years and complying with regulatory restrictions.

Tietê star-up occurred on April 1, 1999, after the spin-off of Companhia Energética de São Paulo - Cesp.

Tietê generating units comprise the following plants:

Plant	Completion year	Number of turbines	Installed capacity MW (*)	Assured power supply Average MW (*)
Barra Bonita	1964	4	141	45
Bariri	1969	3	143	66
Ibitinga	1969	3	132	74
Promissão	1977	3	264	104
Nova Avanhandava	1985	3	347	139
Água Vermelha	1979	6	1,396	746
Caconde	1966	2	80	33
Euclides da Cunha	1960	4	109	49
Limoeiro	1958	2	32	15
Mogi-Guaçu	1994	2	7	4
Total		32	2,651	1,275

(*) Unaudited information.

2. Presentation of the Financial Statements

The financial statements of the Company and its subsidiary company were prepared and are presented in accordance with accounting practices adopted in Brazil, including those in Brazil's Corporation law, supplementary regulations of the Brazilian Securities Commission (CVM), and rules applicable to public utility companies by granting authorities.

The Company prepares consolidated financial statements, which include the financial statements of its subsidiary company AES Minas PCH Ltda. The main eliminations from the consolidation include the following:

- Assets and liabilities' account balances between the company and the subsidiary, as well as income and expenses related to transactions.
- Company's interest in subsidiary's equity and P&L for the year.

3. Summary of Significant Accounting Practices

a) Specific utility accounting practices

Financial charges and inflation effects - in accordance with the provisions set forth in Accounting Instruction No. 6.3.10 of the Accounting Manual for Electric Power Utility Companies, interest and other financial charges, including inflation and exchange variation effects, related to third-party loans effectively applied to construction in progress, are recorded in this subgroup as expense.

3. Summary of Significant Accounting Practices (Continued)

a) Specific utility accounting practices (Continued)

Indirect costs of construction in progress - a portion of central management expenses is allocated to construction in progress on a monthly basis. This allocation is recorded based on direct costs with personnel and outsourced labor related to construction in progress.

Recording of electric power purchase and sale transactions in the Chamber for the Trading of Electric Power – CCEE (formerly Wholesale Energy Market - MAE – (spot market and free energy) - purchases and sales are recorded on the accrual basis according to information provided by CCEE, the entity in charge of the determination of purchase and sale transactions carried out within CCEE. For the months in which such information is not provided on a timely basis, the amounts are estimated by the Company's management, based on information available in the market.

b) General accounting practices

Short-term investments - stated at cost plus income earned through the balance sheet date, not in excess of market value.

Distributors – receivables include billed amounts related to the supply of electric power, free energy, according to Law No. 10428 dated April 26, 2002, and the electric power balance in the spot market on an accrual basis.

Allowance for doubtful accounts – when applicable, is set up based on estimate of possible losses that may occur upon realization of such receivables.

Inventories – valued and recorded at average cost of acquisition. Materials for construction are classified as construction in progress.

Investment - in the subsidiary company is accounted for under the equity method. Other investments are stated at cost, not exceeding realization values.

(In thousands of reais)

3. Summary of Significant Accounting Practices (Continued)

b) General accounting practices (Continued)

Property, plant and equipment – stated at acquisition or construction cost. Depreciation is computed by using the straight-line method by asset category at the following annual rates: generation system assets - 2.0% to 8.3%, furniture and fixtures - 10%, and vehicles - 20%.

Deferred charges – consist substantially of costs incurred in the construction of pillar protection for bridges and water channels, in connection with commitments undertook upon the Company's acquisition during the privatization process. These amounts have been amortized over the concession contract remaining period (24 years).

Loans and financing - monetarily adjusted through the balance sheet date by the index stipulated in each contract. Monetary restatements, interest and other charges are allocated to financial expenses.

Provisions for contingencies and litigation - recognized based on the risk assessment of unfavorable outcomes to ongoing legal actions against the Company, supported by reports prepared by the Company's legal counsel.

Supplementary retirement and pension plan - costs, contributions and actuarial liabilities are shown, at the balance sheet date, by independent actuaries, following criteria established by CVM Resolution No. 371, applicable as from December 31, 2001.

Income and social contribution taxes - calculated based on adjusted profit, as per current tax law. For enforceability purposes, income and social contribution tax loss carryforwards can be offset up to 30% of adjusted taxable income. The Company recognizes tax credits on income and social contribution tax loss carryforwards and temporarily nondeductible provisions.

Earnings and dividends per share - calculated based on the number of shares outstanding at the 2004 balance sheet date.

(In thousands of reais)

3. Summary of Significant Accounting Practices (Continued)

b) General accounting practices (Continued)

Use of estimates – preparation of financial statements according to the accounting practices adopted in Brazil requires that the Company's management make estimates to record certain transactions that affect assets and liabilities, revenues and expenses, in addition to the disclosure of information on the financial statement data. The final results of those transactions and information, upon their effective realization in subsequent periods, may differ from said estimates.

c) Change of accounting estimate

As described in Note 8, the Company changed, as from January 2004, the amortization curve for the premium arising out of the merger of the company, and adopted the percentages established by ANEEL through Administrative Rules No. 2103/2003 and No. 87/2004.

4. Short-Term Investments – Company and Consolidated

At December 31, 2005, short-term investments in the company and consolidated, consist of current operations (maturities of less than 90 days and daily liquidity), of which 88% with an average profitability around 100% of the Interbank Deposit Certificate – CDI and the remaining 12% with an average profitability corresponding to the exchange variation.

In 2004, the amount of R$ 20,543 was reclassified to other credits under noncurrent assets. This reclassification was made because of the intervention by the Central Bank of Brazil in Banco Santos. A provision of 100% was set up on this amount in the first quarter of 2005, based on its expected realization. The Company also had an investment amounting to R$ 15,000, referred to Bank Deposit Certificates (CDB) of Banco Santos, in an exclusive financial investment fund, which was entirely written off in 2004.

(In thousands of reais)

5. Distributors

	Company and Consolidated	
	2005	2004
	R$	R$
Contracted supply of electric power: (a)		
Elektro Eletricidade e Serviços S.A.	4,555	6,925
Bandeirante Energia S.A.	2,854	4,439
Companhia Piratininga de Força e Luz	11,317	8,286
Companhia Paulista de Força e Luz	12,100	11,460
Empresa Elétrica Bragantina S.A.	1,270	2,041
Companhia Nacional de Energia Elétrica S.A.	1,507	1,967
Subtotal	33,603	35,118
Spot market (b)	714	1,083
Subtotal	714	1,083
Free energy - current portion (c)	33,213	34,647
Total	67,530	70,848
Free energy - noncurrent portion (c)	26,287	78,317

a) Power purchase agreements volumes and tariffs (purchase and sale) were determined and authorized by ANEEL.

b) Spot market energy includes amounts receivable from transactions carried out within CCEE to be offset against payables of spot market energy upon CCEE monthly settlements.

(In thousands of reais)

5. Distributors (Continued)

c) Settlement of accounts receivable related to free energy is made through the passing on of the Extraordinary Tariff Increase (RTE) by distributors, as they recover. This started in February 2003, and the Company received R$ 97,397 up to December 31, 2005 (R$ 59,502 up to December 31, 2004).

At December 31, 2005, Company management, based on a study prepared to check the likelihood of receiving accounts receivable related to free energy within the period established by ANEEL for distribution companies to bill the amount corresponding to the Extraordinary Tariff Increase (RTE) and reimburse generating companies, adjusted to present value accounts receivable related to free energy in the amount of R$ 58,289. The calculation of such adjustment will be reviewed in the future based on the results of ANEEL's public hearing so as to enable the charging of the Extraordinary Tariff Increase (RTE) from consumers that were captive at the time of the energy rationing and became free.

(In thousands of reais)

5. Distributors (Continued)

Accounts receivable from energy distributors related to the resale of free energy is as follows:

Concessionaire	2005 R$	2004 R$
COELBA	6,185	5,995
CEPISA	1,336	1,208
COELCE	3,846	3,632
ELEKTRO	3,198	4,136
ELETRONORTE	11,057	8,729
PIRATININGA	4,233	4,483
CPFL	10,725	10,469
CELPE	4,624	4,450
CHESF	1,758	2,435
COSERN	2,069	1,846
CEB	2,099	1,937
LIGHT	14,717	13,935
CAIUÁ	622	526
EEVP	56	54
EEB	25	-
CELPA	1,753	2,168
CEMAT	102	394
CNEE	106	149
CJE	27	69
CSPE	182	178
CLFSC	234	292
ESCELSA	3,942	3,727
CENF	69	70
SAELPA	1,439	1,413
ENERGIPE	0	914
CELB	370	323
CAT-LEO	32	-
BANDEIRANTE	5,411	5,423
ENERSUL	1,515	1,576
CERJ	5,186	4,972
CELG	1,267	2,579
CEMIG	22,030	22,113
CESP	742	832
CEAL	707	1,031
CEMAR	242	906
Subtotal	111,906	112,964
Provision for the realization of assets	(52,406)	-
Total	59,500	112,964

(In thousands of reais)

6. Transactions with Related Parties

Transactions carried out with related parties refer to the supply of electric power to companies listed below and the granting of a loan to the Company:

	Company		Consolidated	
	2005	2004	2005	2004
	R$	R$	R$	R$
Current assets:				
Intercompany receivables:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	12,378	32,786	12,378	32,786
Bilateral contract (b)	122,605	57,772	122,605	57,772
Free energy	6,170	5,571	6,170	5,571
Total	141,153	96,129	141,153	96,129
Noncurrent assets:				
Accounts receivable from related parties				
Eletropaulo Metropolitana				
Free energy	4,535	11,360	4,535	11,360
Total	4,535	11,360	4,535	11,360
Transactions:				
Operating revenues:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	77,470	154,018	77,470	154,018
Bilateral contract (b)	1,053,499	633,570	1,053,499	633,570
Total	1,130,969	787,588	1,130,969	787,588
Operating expense:				
AES Minas PCH Ltda.	620	316	-	-
Financial income:				
AES Tietê Empreendimentos S.A. (c)	-	3,648	-	3,648
Total	-	3,648	-	3,648

a) Power purchase agreement volumes and tariffs (purchase and sale) of electric power were determined and authorized by ANEEL.

b) In December 2000, the Company entered into a Purchase and Sale Agreement with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (Eletropaulo) for a 15-year term. According to this agreement, the Company will sell to Eletropaulo the energy corresponding to a reduction of 25% p.a., as from 2003, in quantities established in power purchase agreements, so that, as from 2006, all its current production will be sold to Eletropaulo. Energy quantities in this agreement in 2005 correspond to 948 MW average (2004 – 632 MW average) and the tariff at December 31, 2005 is R$ 132.73 MWh (December 31, 2004 – R$ 117.59 per MWh). This agreement was approved by ANEEL. In October 2003, Tietê e Eletropaulo entered into an amendment to such agreement postponing the termination date to June 2028. However, this amendment has not been approved by ANEEL.

(In thousands of reais)

6. Transactions with Related Parties (Continued)

c) The loan agreement entered into with AES Tietê Empreendimentos S.A. (holder of 38.87 of Tietê's shares) considered the remuneration based on the variation of 100% of CDI, and had its original maturity in December 2003 and payment scheduled for up to six installments. This agreement had been approved by ANEEL and any amendment or postponement to it should be submitted to its prior approval. On July 14, 2003 an Instrument of Amendment was executed between the parties adjusting the duration of the agreement for a period of up to two years, strengthening guarantees offered and determining interest on arrears and fines for late payment. In accordance with this amendment, AES Tietê Empreendimentos S.A. offered as contractual guarantee the dividends, interest on shareholders' equity or any other shareholder remuneration to be received from AES Tietê S.A., the latter being authorized to withhold any amounts payable to AES Tietê Empreendimentos S.A. This contract was settled in August 2004.

7. Income and Social Contribution Taxes

	Company and consolidated			
	Assets		Liabilities	
	2005	2004	2005	2004
	R$	R$	R$	R$
Current				
Income and social contribution taxes - income and social contribution tax loss carryforwards	-	58,259	-	-
Deferred income and social contribution taxes – temporary differences	1,128	7,201	-	-
Income and social contribution recoverable taxes	1,539	44	-	-
Income and social contribution taxes payable	-	-	132,802	38,364
PIS/Cofins – payable	-	-	10,117	9,532
Other	182	2	148	90
Total – Company	2,849	65,506	143,067	47,986
AES Minas PCH Ltda.	-	6	148	-
Total – consolidated	2,849	65,512	143,215	47,986
Noncurrent				
Deferred income and social contribution taxes - temporary differences	38,857	4,724	-	-
Total – Company and consolidated	38,857	4,724	-	-

(In thousands of reais)

7. **Income and Social Contribution Taxes** (Continued)

a) Deferred taxes – assets relate to tax credits offsettable against future taxable income, calculated on temporarily nondeductible provisions and income and social contribution tax loss carryforwards. At December 31, deferred taxes identified by origin are as follows:

	Company and consolidated	
	2005	**2004**
Assets	**R$**	**R$**
Current assets:		
Social contribution tax loss carryforwards	-	16,299
Tax loss	-	41,960
Provision for profit sharing	**802**	655
Other provisions	**326**	6,546
Total current assets	**1,128**	65,460
Noncurrent assets:		
Provision for tax contingencies	**7,053**	2,173
Provision for labor contingencies	**2,249**	2,551
Provision for losses	**29,555**	-
Total noncurrent assets	**38,857**	4,724
Total	**39,985**	70,184

(In thousands of reais)

7. Income and Social Contribution Taxes (Continued)

b) Tax claim balances recorded by the Company at December 31, 2005 include temporary differences identified upon the determination of income and social contribution taxes and recoverable taxes. The realization of temporary differences is based on the Company's expectation. The estimated realization of recoverable taxes was defined based on ANEEL's Administrative Rule No. 2103/2003 – SFF/ANEEL (see Note 8).

	Company – 2005		
	Deferred income and social contribution taxes	Recoverable taxes	Total
	R$	R$ (*)	R$
2006	1,128	12,290	13,418
2007	38,857	11,758	50,615
2008	-	11,145	11,145
2009	-	10,556	10,556
2010	-	10,042	10,042
2011 to 2029	-	106,147	106,147
Total	39,985	161,938	201,923

(*) See Note No. 8.

The assumptions adopted to prepare the estimates of realization of tax claims were based on management's expectations related to the future of the Company and should not be used as a basis for decision making on investments.

(In thousands of reais)

7. Income and Social Contribution Taxes (Continued)

c) Income and social contribution taxes are calculated based on the statutory rates in effect at the balance sheet dates. Deferred taxes relating to temporary differences and income and social contribution tax loss carryforwards are recorded under assets or liabilities. Following are the tax calculation bases and balances:

	Consolidated			
	2005		2004	
	Corporate Income Tax (IRPJ)	Social Contribution Tax on Net Profit (CSLL)	Corporate Income Tax (IRPJ)	Social Contribution Tax on Net Profit (CSLL)
	R$	R$	R$	R$
Taxes on income:				
Current	(160,075)	(51,538)	(62,302)	(22,907)
Deferred	(25,201)	(16,427)	(31,335)	(11,703)
Total taxes	(185,276)	(67,965)	(93,637)	(34,610)
Computation of taxes:				
Income before taxes	809,293	809,293	419,759	419,759
Additions (deductions):				
Interest on shareholders' equity – TJLP (*)	(44,000)	(44,000)	(43,000)	(43,000)
Dividends received	-	-	(51)	(51)
Other	2,011	1,474	1,672	1,672
Subtotal	(41,989)	(42,526)	(41,379)	(41,379)
Basis of computation	767,304	766,767	378,380	378,380
Rate	25%	9%	25%	9%
Taxes	(191,826)	(69,009)	(94,595)	(34,054)
Tax incentives	2,790	-	1,717	-
Provision for losses on realizable values – Minas PCH	-	-	(280)	(101)
Prior year adjustments	3,760	1,044	(479)	(455)
Tax expenses	(185,276)	(67,965)	(93,637)	(34,610)

(*) Long-term Interest Rate - TJLP

(In thousands of reais)

7. Income and Social Contribution Taxes (Continued)

d) Deferred income and social contribution tax expenses for the year ended December 31, 2005:

	Company and consolidated		
	IRPJ R$	CSLL R$	Total R$
Changes in the balances of deferred income and social contribution taxes:			
Tax loss	(41,960)	-	(41,960)
Social contribution tax loss carryforwards	-	(16,299)	(16,299)
Temporary differences – provisions	20,630	7,428	28,058
Subtotal	(21,330)	(8,871)	(30,201)
Tax benefit from premium amortization (Note No. 8)	(3,871)	(7,556)	(11,427)
Total	(25,201)	(16,427)	(41,628)

8. Recoverable Taxes – Current and Noncurrent Assets

Recoverable taxes relate to tax benefits resulting from the absorption of the parent company's premium by the Company. Changes for the year are as follows:

	Company and consolidated			
	2005			2004
	Premium R$	Provision R$	Net Amount R$	Net Amount R$
Balances from the merger	808,303	(541,563)	266,740	266,740
Accumulated amortization	(313,719)	208,917	(104,802)	(93,375)
Balances at end of year	494,584	(332,646)	161,938	173,365
Current portion			12,290	11,427
Noncurrent portion			149,648	161,938

The premium absorbed by Tietê, as a result of the merger of its parent company, AES Gás Ltda., was based on expected future earnings and until December 31, 2003 was being amortized over a period of ten years not based on the straight-line method, in accordance with the future earnings projection provided by an independent consulting firm at the time of the acquisition of the shares by Tietê.

(In thousands of reais)

8. Recoverable Taxes – Current and Noncurrent Assets (Continued)

On December 16, 2003, the National Electric Power Agency - ANEEL issued the Administrative Rule No. 2103/2003 – SFF/ANEEL, establishing the premium amortization curve up to the end of the concession period scheduled for 2029, with amortization rates ranging from 1.4096% to 6.7052% per annum. On January 16, 2004, ANEEL issued the Administrative Rule No. 87/2004-SFF/ANEEL, supplementing the Administrative Rule No. 2103 and establishing that the effects of the new curve are applicable starting from 2004. Therefore, no retroactive adjustments are required.

On January 13, 2004, CVM issued Administrative Rule/CVM/SEP/GEA-1 No. 012/2004, informing that: (i) the change in the classification to property, plant and equipment can be accepted, as it does not modify the essence of the operation and aligns the procedure with the requirements of the regulatory agencies; (ii) the change in the amortization period does not modify the essence of the operation, maintaining the controlling shareholder's right unchanged, as provided for in article 7 of CVM Instruction No. 319/99; and (iii) adjustments retroactive to prior years in which the Company believes that the criterion applied is correct should not be applied.

As from January 2004, the premium amortization period and respective use of tax credit started to be recorded in accordance with the new curve established by ANEEL (estimate change), as approved by the Annual Shareholders' Meeting of April 27, 2004.

In accordance with CVM Instruction No. 349, for the purposes of financial statement disclosure, the net amount of the tax benefit previously described is included under "Recoverable taxes" in current and noncurrent assets, according to the expected realization period. Since the amortization of the premium, the provision and the respective tax benefit did not impact results for the period, such amounts were reclassified to income and social contribution tax expense in the statement of income for reporting purposes.

(In thousands of reais)

8. Recoverable Taxes – Current and Noncurrent Assets (Continued)

As permitted by CVM Instruction No. 319, a special premium reserve on Tietê's shareholders' equity, related to the merger, will be used to increase the capital stock of the controlling shareholder, Tietê Empreendimentos S.A., as the tax benefit is realized. Tax benefit generated and recorded was R$ 104,802 at December 31, 2005 (R$ 93,375 at December 31, 2004), of which R$ 88,045 (R$ 76,608 at December 31, 2004) have already been effectively realized and can be used for a capital increase. The meeting of the Company's Board of Directors held on February 25, 2005, by a unanimous decision, approved a capital increase in the amount of R$59,811, related to a tax benefit realized until December 31, 2003.

9. Investments

	Company		Consolidated	
	2005	2004	2005	2004
	R$	R$	R$	R$
Investment in subsidiary	**6,244**	5,558	**-**	-
Advance for future capital increase	**1,010**	1,010	**-**	-
Real estate held for future use	**2,099**	1,520	**2,099**	1,520
Total	**9,353**	8,088	**2,099**	1,520

AES Minas PCH Ltda. is an operating company with a concession giving it the right to operate small hydroelectric plants (PCH). In March 2002, the Company purchased all of the units of interest of AES Minas PCH Ltda. for R$ 6,490 and in October 2003 the Company increased the subsidiary's capital by R$ 873, with the subscription of 873,000 new units of interest.

Information on investments in subsidiary companies accounted for under the equity method:

	2005	2004
Number of units of interest held	**7,363,000**	7,363,000
Ownership interest	**99.99%**	99.99%
Capital - R$	**7,363**	7,363
Net equity - R$	**6,244**	5,558
Income (loss) for the year - R$	**487**	(1,121)

(In thousands of reais)

10. Property, Plant and Equipment

a) Property, plant and equipment is as follows:

	Company and consolidated				Company and consolidated
	2005				2004
	Monetarily adjusted cost	Interest and financial charges during construction	Accumulated depreciation	Net	Net
	R$	R$	R$	R$	R$
Average annual depreciation rate				2.35%	2.35%
Intangible assets	2,961	1	-	2,962	2,942
Land	87,329	63,727	-	151,056	151,028
Reservoirs, dams and aqueducts	985,129	729,057	(988,527)	725,659	753,489
Buildings, construction and improvements	203,312	159,432	(250,855)	111,889	119,910
Machinery and equipment	344,640	267,256	(391,420)	220,476	222,219
Vehicles	2,408	-	(1,532)	876	599
Furniture and fixtures	11,289	-	(4,663)	6,626	5,536
In operation	1,637,068	1,219,473	(1,636,997)	1,219,544	1,255,723
In progress	25,353	-	-	25,353	27,055
Special obligations	(4,781)	-	-	(4,781)	(4,781)
Total – company	1,657,640	1,219,473	(1,636,997)	1,240,116	1,277,997
AES Minas PCH Ltda.:					
In operation	5,122	-	(310)	4,812	4,667
In progress	-	-	-	-	65
Total – subsidiary	5,122	-	(310)	4,812	4,732
Total – consolidated	1,662,762	1,219,473	(1,637,307)	1,244,928	1,282,729

b) Depreciation

The Company uses depreciation rates by asset category, established by ANEEL Resolutions No. 002 and No. 44, of December 24, 1997 and March 18, 1999, respectively.

Under the prevailing legislation, depreciation is computed and recorded as from the date assets and installations transferred to property, plant and equipment in service start operating.

10. Property, Plant and Equipment (Continued)

c) Assets linked to the concession

Assets and installations used in the generation, transmission, distribution and sale of electric energy are linked to these services and cannot be removed, sold, assigned or pledged as mortgage guarantees without the prior and express authorization of regulatory bodies.

d) Return of assets to government

According to item 2, clause 11, of concession agreement No. 92/99 entered into between Tietê and ANEEL on December 20, 1999, when the concession agreement expires, the assets and installations associated with the independent power generation in the hydroelectric plants will revert to the government, upon reimbursement for investments made but not yet amortized, provided that such investments have been authorized and computed by ANEEL's audit.

e) Special obligations (original amount from the CESP spin-off)

Refer to contributions from consumers to finance projects required to meet energy demand. These obligations will be settled as determined by the granting authority.

(In thousands of reais)

11. Deferred Charges

	Company and Consolidated	
	12/31/05	**12/31/04**
	R$	**R$**
Preoperating expenses (a)	**19,821**	17,936
(-) Accumulated amortization	**(1,507)**	(930)
Other (b)	**3,635**	6,114
Total – company	**21,949**	23,120
AES Minas PCH Ltda.	**1,033**	1,033
Total – consolidated	**22,892**	24,153

(a) Preoperating expenses consist substantially of costs incurred by the Company during the construction of pillar protection for bridges and water channels. These amounts have been amortized over the concession contract remaining period.

(b) Refer substantially to a project to operate the PCH Carrapatos small hydroelectric plant, located in the municipality of Caconde, State of São Paulo, authorized by ANEEL Resolution No. 665, dated December 26, 2001. According to the timetable included in the Resolution, beginning of construction work and commercial start-up of the first unit were expected to occur on January 15, 2002 and October 31, 2003, respectively. Installed capacity of this small hydroelectric plant will be 21.6 MW. On June 10, 2005, a private agreement was entered into for the sale of the PCH Carrapatos Project for R$ 1,200. The definitive sale of the Project shall take place within 24 months as from the agreement signature date, and may be extended as agreed by parties involved. For the sale to be completed, the purchaser must obtain a Business License from the São Paulo State Environmental Office, considering the Project's environmental licensing procedures.

(In thousands of reais)

12. Suppliers

Suppliers' breakdown is as follows:

	Company and consolidated	
	2005	**2004**
	R$	**R$**
Current:		
Spot market and free energy (*)	**42,606**	39,440
Connection charges	**152**	72
Use of transmission system agreement - CUST	**6,162**	3,373
Materials and services	**8,046**	4,524
Total – company	**56,966**	47,409
AES Minas PCH Ltda.	**33**	4
Total – consolidated	**56,999**	47,413
Noncurrent:		
Spot market and free energy (*)	**38,954**	61,792

(*) See Note No. 21.

(In thousands of reais)

13. Loans and Financing

Loans and financing are as follows:

	Company and consolidated			
	2005			
	Charges	Principal		
	Current	Current	Noncurrent	Total
	R$	R$	R$	R$
Centrais Elétricas Brasileiras - Eletrobrás	**6,095**	**138,863**	**1,309,559**	**1,454,517**

	Company and consolidated			
	2004			
	Charges	Principal		
	Current	Current	Noncurrent	Current
	R$	R$	R$	R$
Centrais Elétricas Brasileiras - Eletrobrás	6,071	123,481	1,431,016	1,560,568

Contract entered into between Tietê and Eletrobrás, as a result of CESP merger. The balance is updated based on the variation of the General Market Price Index – IGPM, plus interest of 10% p.a., with monthly amortizations and final payment due on May 15, 2013.

This contract stipulates that the Company's revenue shall secure past-due amounts, through a restricted bank account, subject to withdrawal by legal representatives of the creditor.

(In thousands of reais)

13. Loans and Financing (Continued)

At December 31, 2005, maturities of the principal of noncurrent loans and financing are as follows:

	Company and consolidated 2005
	R$
2007	153,284
2008	169,335
2009	187,066
2010	206,655
After 2010	593,219
Total	1,309,559

14. Estimated Liabilities

	Company and consolidated	
	2005	**2004**
	R$	**R$**
Current:		
Reversionary interest invested	**23**	23
Accrual for vacation pay and related charges	**3,268**	3,213
Provision for profit sharing	**2,360**	1,925
Fines and Interest	**-**	2,872
Other provisions	**2,815**	2,784
Total – company and consolidated	**8,466**	10,817
Noncurrent:		
AES Minas PCH Ltda.	-	75
Total – company and consolidated	-	75

(In thousands of reais)

15. Provisions for Litigations and Contingencies

	Company and consolidated	
	2005	2004
	R$	R$
Current		
Provision for losses on the resale of energy purchased from Itaipu (c)	14,803	18,923
Total – company	14,803	18,923
AES Minas PCH Ltda.	133	53
Total – consolidated	14,936	18,976
Noncurrent		
Labor (a)	6,615	7,502
Social Contribution Tax on Gross Revenues (PIS/COFINS) (b)	28,211	8,691
Total – company and consolidated	34,826	16,193

a) There are labor claims against the Company, the amounts of which have not yet been determined. Based on legal counsel's opinion, management considers the accrued amounts to be sufficient to cover potential losses.

b) The Company challenged in court the constitutionality of the increase in the Cofins rate from 2% to 3%, introduced by Law No. 9.718, of November 27, 1998. In September 2003, the Company filed a request for withdrawing the claim, in the light of unfavorable rulings in lawsuits of the same nature. However, such request was rejected. The Company then filed a special appeal against decisions clashing with court case laws, but such appeal was not granted in August 2005. Therefore, the Company decided to push back the liability balance related to the increase in the Cofins rate from 2% to 3%, as a corresponding entry to the judicial deposits account under noncurrent assets. The Company filed appeals with the High Court and the Supreme Court of Justice and has been awaiting decisions on such appeals.

(In thousands of reais)

15. Provisions for Litigations and Contingencies (Continued)

The Company is still challenging the inclusion of other operating income in the basis of assessment for both Cofins and PIS. Before a final ruling on the matter is handed down, the payments under dispute are deposited in an escrow account on a monthly basis. With the enactment of Law No. 10.637, of December 30, 2002, the Company is making regular payments of the amounts related to the increase in the basis of assessment for PIS and the Cofins rate.

c) On January 23, 2003, a court injunction was obtained giving the Company the right not to purchase the electric power from Itaipu. This court injunction was revoked on September 26, 2003 and re-established on September 30, 2003. On October 1, 2004, the High Court suspended the injunction. On October 5, 2004, the Company filed a special appeal against decisions clashing with court case laws against such decision. Based on this special appeal, the decision was determined as effective as from its handing down (ex-nunc effect), i.e., the suspension would only be effective for the future. Therefore the effects of the advance relief previously granted were kept for the period from January 2003 to September 2004. Taking into consideration that this process is still pending, Company management decided to maintain the balance of such provision.

In December 2004, ANEEL issued a Technical Note, changing the distribution of Itaipu quotas as from January 2005. The distribution of quotas started to be made only among distributors, i.e., if the Company is a generating distributor, it no longer holds Itaipu quotas.

ANEEL issued the Assessment Notice No. 006/2002-SFF, dated December 22, 2002, in the amount of R$ 7,391, challenging the Company's capital reduction in the amount of R$ 160,000 on June 14, 2002. Management presented an administrative defense to ANEEL and considers, based on the opinion of its legal counsel, that the likelihood of a favorable outcome is rated as possible. Consequently, management decided not to recognize an accrual related to this proceeding.

(In thousands of reais)

16. Capital and Reserves

a) Capital

Authorized capital is R$ 4,600,000, of which R$ 2,383,260 in common shares and R$ 2,216,740 in preferred shares. Paid-up capital at December 31, 2005 is R$ 207,227 (R$ 147,416 at December 31, 2004) is represented by 95,313,373 thousand shares (93,698,262 thousand shares at December 31, 2004), divided into 49,365,303 thousand common shares and 45,948,070 thousand preferred shares, all registered book-entry shares, without par value.

Preferred shares do not have voting rights and are not redeemable. However, holders of the preferred stock have priority in the redemption of capital and are entitled to noncumulative dividends 10% greater than those for common shares, and to participate in capital increases, as a result of the capitalization of reserves and profits, under the same conditions as the holders of common shares, except for the special premium reserve, which will be capitalized in favor of the controlling shareholder (See Note No. 8).

b) Reserves

	Company	
	2005	**2004**
Breakdown of reserves:	**R$**	**R$**
Capital reserves:		
Special reserve for premium upon merger	**206,929**	266,740
Interest on construction in progress - own capital	**17,613**	17,613
Other	**2,204**	2,204
	226,746	286,557
Income reserve		
Legal reserve	**41,446**	24,347

c) The meeting of the Company's Board of Directors held on February 25, 2005, by a unanimous decision, approved a capital increase of R$ 59,811, according to the authorized capital limit, as established in article 4 of the Company's Articles of Organization, from R$ 147,416 to R$ 207,227.

(In thousands of reais)

16. Capital and Reserves (Continued)

d) During the meeting of the Board of Directors held on August 9, 2005, the Board members approved the payment of dividends in the amount of R$ 199,831, corresponding to 95% of the net income determined for the six-month period ended June 30, 2005. Such dividends were paid on September 27, 2005.

e) During the meeting of the Board of Directors held on December 7, 2005, the Board members approved the payment of interest on shareholders' equity to Company shareholders, under article 9 of Law No. 9249/95 and CVM Resolution No. 207/96, corresponding to the amount of R$ 44,000 at the value of R$ 0.000440404 per thousand of common shares and R$ 0.000484445 per thousand of preferred shares. Interest on shareholders' equity approved by this resolution was paid as from December 29, 2005. Interest on shareholders' equity, net of withholding income tax shall be considered as part of the mandatory dividends for 2005, under paragraph 7 of article 9 of Law No. 9249/95 and CVM Resolution No. 207/96.

f) Dividends proposed by Management:

	2005	2004
	R$	R$
Net income for the year	**556,052**	291,512
(-) Legal reserve	**(17,099)**	(14,578)
(-) Interim dividends	**(199,831)**	(156,434)
(-) Interest on shareholders' equity	**(44,000)**	(43,000)
Dividends proposed by Management	**295,122**	77,500

(In thousands of reais)

17. Supply, Purchase and Transmission of Electric Power

	Company and consolidated			
	2005		2004	
	MWh (*)	R$	MWh (*)	R$
Electricity generated by Company/other:				
Power purchase agreements	2,838,240	230,006	5,543,938	418,235
Bilateral contract	8,304,480	1,094,260	5,561,357	619,354
Free energy and spot market	-	6,812	-	10,642
Total – company	11,142,720	1,331,078	11,105,295	1,048,231
AES Minas PCH Ltda.	-	1,588	-	73
Total – consolidated	11,142,720	1,332,666	11,105,295	1,048,304
Electricity purchased:				
Itaipu – resale	-	-	254,751	6,584
Bilateral contracts	435,941	20,236	293,592	12,464
Free energy and spot market		7,722	-	17,349
Transmission charges		51,096	-	28,767
Connection charges		1,005	-	12,904
Total – company	435,941	80,059	548,343	78,068
AES Minas PCH Ltda. - elimination		(620)	-	(316)
Total – consolidated	435,941	79,439	548,343	77,752

(*) Unaudited information.

a) As a result of the increase in the PIS/COFINS rate for long-term contracts, as established by Administrative Ruling IN 468/04, the Company during the period from December 2004 to August 2005, invoiced to Eletropaulo the amount of R$ 51,083. A provision of 100% had been set up on this amount, since its receipt was under negotiation. After the negotiation finished, the Company reverted the provision, thus recording revenue by this amount, which was fully received on September 30, 2005.

b) Up to January 23, 2003, the Company purchased an average of 36 MW per month from Itaipu to serve certain distribution companies. This transaction was not considered as a "pass-through" purchase; consequently, the Company was obliged to purchase the electric energy from Itaipu at a tariff denominated in U.S. dollars and sell it to the distribution companies at a tariff denominated in Brazilian reais. This transaction generated a monthly loss of approximately R$ 570. The Company has a provision for losses on the resale of energy purchased from Itaipu in the amount of R$ 14,803.

(In thousands of reais)

18. Operating Expenses

	Company and consolidated	
	2005	**2004**
	R$	**R$**
General and Administrative Expenses:		
Personnel	**12,640**	9,616
Materials	**147**	179
Outsourced services	**13,850**	12,293
Depreciation and amortization	**341**	274
Total – company	**26,978**	22,362
AES Minas PCH Ltda.	**218**	591
Total – consolidated	**27,196**	22,953

	Company and consolidated	
	2005	**2004**
	R$	**R$**
Other Operating Expenses:		
Business license fee	**4,060**	3,776
Rent	**962**	905
Donations	**-**	138
Other	**728**	685
Total – company	**5,750**	5,504
AES Minas PCH Ltda.	**2**	33
Total – consolidated	**5,752**	5,537

19. Supplementary Retirement and Pension Plan

Retirement and pension benefits

Tietê sponsors a retirement and pension plan for its active and former employees, and their beneficiaries, for the purpose of supplementing the retirement and pension benefits provided by the government. The plan adopts a mixed system, i.e., 70% relates to defined benefit and 30% to defined contribution.

(In thousands of reais)

19. Supplementary Retirement and Pension Plan (Continued)

Retirement and pension benefits (Continued)

Based on the actuarial valuation made by independent actuaries at December 31, 2005 under the criteria set forth in CVM Resolution No. 371, there are no further liabilities to be recorded at the balance sheet date of Tietê, other than those already recorded under debt acknowledgements or loans related to reserve retention, the contracts of which were signed before the privatization of the Company; the related amounts are detailed under "Financial transactions with Fundação CESP".

Actuarial valuation prepared by independent actuaries

a) Actuarial assumptions

	Rate	
	Actual	Nominal
Economic assumptions:		
Discount rate	8.50% p.a.	12.84% p.a.
Expected rate of return on plan assets (investments)	8.30%p.a.	12.63% p.a.
Future salary increase rates	3% p.a.	7.12% p.a.
Rate of increase in benefits	0% p.a.	4% p.a.
Expected rate of inflation	4% p.a.	4% p.a.
Demographic assumptions:		
Mortality table	UP 94 forward 2 years	
Disability table	Mercer Table	
Disability mortality rate	IAPB 57	
Turnover	0.30 (Service + 1)	
Actuarial valuation method	Projected unit credit method	

(In thousands of reais)

19. Supplementary Retirement and Pension Plan (Continued)

Retirement and pension benefits (Continued)

b) Actuarial valuation at December 31, 2005

	Company and consolidated	
	2005	**2004**
	R$	**R$**
Actuarial present value of benefit obligations	**111,976**	111,834
Plan assets at fair value	**(124,586)**	(112,535)
Unfunded obligation	**(12,610)**	(701)
Actuarial gain (loss) not recognized (*)	**(29,810)**	(25,856)
Liability recognized in the balance sheet (A)	**17,200**	25,155

(*) These amounts are not recognized as assets by the Company due to a debt acknowledgment contract signed before the privatization of former Cesp.

c) *Accounting reconciliation of recognized liability (current and noncurrent)*

	Company and consolidated	
	2005	**2004**
	R$	**R$**
Beginning balance	**25,155**	31,080
Expenses for the year	**1,575**	2,946
Contributions paid / debt amortizations	**(9,530)**	(8,871)
Ending balance (A)	**17,200**	25,155

(In thousands of reais)

19. Supplementary Retirement and Pension Plan (Continued)

Retirement and pension benefits (Continued)

d) *Financial transactions with Fundação Cesp*

Financial transactions with Fundação Cesp (entity that administers the pension plan), recorded in current and noncurrent liabilities, are summarized as follows:

	Company and consolidated 2005			Company and consolidated 2004		
	Current	Non-current	Total	Current	Non-current	Total
	R$	R$	R$	R$	R$	R$
Fundação Cesp II (1)	-	-	-	4,717	-	4,717
Fundação Cesp III (2)	1,426	15,774	17,200	1,524	18,914	20,438
Total (A)	1,426	15,774	17,200	6,241	18,914	25,155

(1) Loans related to reserve retentions, with final payment due on November 30, 2005, subject to charges based on the higher of the actuarial cost increase of the supplementary retirement and pension plan sponsored by the Company, or the interest reference index (TR) plus interest of 8% per annum, added monthly to the principal amount. This loan was settled in November 2005.

(2) Contract for acknowledgement of debt to finance the actuarial deficit relating to the Settled Proportional Supplementary Benefit (BSPS), with final payment due on November 30, 2017. The balance of this contract is adjusted based on the higher of the actuarial cost increase or the general price index (IGP-DI) plus interest of 6% per annum.

(In thousands of reais)

19. Supplementary Retirement and Pension Plan (Continued)

Retirement and pension benefits (Continued)

e) *Expenses to be recognized*

Amounts estimated for 2006 are as follows:

	Company and consolidated
	R$
Cost of current service (plus interest)	1,504
Interest on actuarial obligations	13,912
Calculated plan assets income (loss)	(15,809)
Amortization of actuarial (gains) losses	(350)
Subtotal	(743)
Expected employee contributions	(483)
Total net expense	(1,226)
Administrative expenses	151
Total expense	(1,075)

20. Financial Instruments

The Company's operations consist of the generation, purchase and sale of electric energy to electric energy distribution companies. Sales are made under the so-called "power purchase agreements", entered into prior to the privatization of the Company, and the so-called "bilateral contracts", which establish the quantity and sales price of electric energy. The power purchase agreements were terminated on December 31, 2005, according to the regulation in force. The price established in the bilateral contract with Eletropaulo is adjusted annually based on the IGP-M variation. Any adventitious differences between the quantity of energy generated and the sum of quantities sold under contracts (excess or shortage) are adjusted based on the market rules and settled in the spot market (CCEE). The main market risk factors affecting the Company's business are summarized as follows:

a) Credit risk: sales of electricity under power purchase and bilateral agreements are secured by receivables from distribution companies, with the Company having the right to request that the bank accounts of its customers (distributors) be blocked until receivables are fully collected.

(In thousands of reais)

20. Financial Instruments (Continued)

b) Price risk: the price of electricity sold to distribution companies is presently in line with prices established in the power purchase agreements (average price in 2005 - R$ 81.04/MWh and 2004 - R$ 75.44/MWh), entered into before the Company's privatization, and in the bilateral contracts (average price in 2005 - R$ 124.47/MWh and 2004 - R$ 111.36/MWh), where prices approximate the price established by regulatory authorities and are approved by ANEEL. As from 2006, all current power generated by Tietê will be sold to Eletropaulo . Any adventitious excess or shortage of energy in relation to the quantities set forth in the bilateral agreement will have a price determined in the spot market (CCEE).

c) Interest and index rate risk: the financial charges on the Company's principal loan correspond to interest of 10% per annum plus the IGP-M variation. Consequently, the Company's results are affected by the variation of this price index. The impact of the IGP-M variation on loans is minimized, partially, by the tariff increase established in power purchase and bilateral agreements, which are also determined based on the IGP-M variation.

d) Exchange rate risk: the portion of the short-term investment balance which is affected by the exchange rate market risk factor (US dollar).

Financial instruments in the balance sheet

- Short-term investments consist of highly-liquid investment funds and are adjusted to the value of the investment fund shares at December 31, 2005.

- Loans and financing are represented by the loan obtained from Centrais Elétricas Brasileiras - Eletrobrás, subject to the IGP-M variation plus interest of 10% per annum, due on May 15, 2013. Estimated market value is R$ 1,531,933.

- Obligations to Fundação CESP relate to a loan agreement for reserve retentions, with final payment on November 30, 2005, adjusted by the higher of the TR index plus 8% per annum or actuarial cost increases, and to a debt acknowledgement agreement to finance the actuarial deficit, with final payment due on November 30, 2017, adjusted by the higher of the TR index plus 8% per annum or actuarial cost increases. The book balance of this debt is R$ 17,200 at December 31, 2005 and its respective market value is estimated at R$ 13,985.

(In thousands of reais)

20. **Financial Instruments** (Continued)

The measuring method used in the calculation of the market price of loans was the discounted cash flow, considering expected settlement of such liabilities at the market rates in force at the balance sheet date.

21. Regulatory Matters

Overall Agreement for the Electric Energy Sector

The Emergency Energy Rationing Plan (the "Rationing Plan") was introduced by Provisional Measure No. 2198, on August 24, 2001, and the objective was to balance energy demand and supply, thus avoiding untimely or unforeseen interruptions in the supply of electric power. Estimated energy reduction resulting from this program was, on average, 20% in relation to consumption during May, June and July 2000. This program remained in force from June 2001 through March 1, 2002, occasion when the government considered the hydrological situation normalized.

As a result of the Rationing Plan, profit margins of electric energy distribution and generating companies decreased, as the physical and personnel structure of such companies could not be shrunk to the same proportion as the reduction in consumption estimated by the referred to plan. Consequently, fixed costs and financing charges were maintained without the corresponding revenues.

In December 2001, in order to solve the issue, Government and electric power utility companies entered into an Overall Agreement for the Electric Energy Sector with electric energy distribution and generating companies to restore the economic-financial equilibrium of existing contracts and increase revenues during the period of effectiveness of the Rationing Plan.

(In thousands of reais)

21. Regulatory Matters (Continued)

Overall Agreement for the Electric Energy Sector (Continued)

The main resolutions approved by Law No. 10438, of April 26, 2002, that impact on generating companies are shown below:

a) The distribution companies covered by the "Extraordinary Tariff Increase" (RTE) must pay the amounts included in the Power Purchase Agreements, and equivalent instruments, to generating companies, with reduction proportional to that adopted for the distribution companies, that is, 2.3%. On August 13, 2002, ANEEL informed the Company that the reduction factor was changed from 2.3% to 6.3%.

b) The portion of the cost to purchase electric energy in the MAE related to the repurchase of excess power under power purchase agreements and equivalent instruments, until the end of the energy rationing period, will be passed on to consumers covered by the National Interconnected Electric System and received by generating companies by means of the RTE. From March to December 2002, the generating companies purchased the excess power from distributors under power purchase agreements for R$ 79.26/MWh.

c) The portion of the cost to purchase electric energy in the MAE (free energy), until the end of energy rationing, in excess of R$ 49.26/MWh, will be passed on to consumers covered by the National Interconnected Electric System and received by generating companies by means of the RTE.

In order to avoid broad dispute over the repurchase of excess power under power purchase agreements and equivalent instruments, including Repurchase Agreements, the portion of cost related to the purchase of electric energy in the CCEE, incurred until December 2002, resulting from reduction in the generation of electric energy from plants participating in the Energy Reallocation Mechanism (MRE) and considered in the power purchase agreements and equivalent instruments, was passed on to consumers covered by the National Interconnected Electric System. In connection with the adoption of Annex V of power purchase agreements, distribution and generating companies signed an amendment to such agreements, as a necessary condition for approval by ANEEL of the amount referring to the extraordinary tariff increase during the rationing period, as defined by ANEEL Resolution, which included an addendum superseding Annex V.

(In thousands of reais)

21. Regulatory Matters (Continued)

The method adopted to collect amounts related to items (a), (b) and (c), which are called free energy, is the "Extraordinary Tariff Increase" (RTE), i.e., the distribution companies include in the tariffs charged an additional rate of 2.9% for residential consumers and 7.9% for the other consumers for a period established by ANEEL for their relevant recovery. The generating companies receive part of these amounts monthly through a "Pass-Through Agreement". The amount collected monthly is proportionally passed on to generating companies in the form of reimbursement.

Free energy receivable and payable balances at December 31, 2005 are as follows:

	Number of Instrument of Approval	Amount Approved	Accumulated Interest Until Dec. 31, 2005	Amount Amortized Until Dec. 31, 2005	Adjustmen t to present value	Unamortized Balance at Dec. 31, 2005
Accounts receivable from distributors	Resolution No. 01/04 and 45/04	143,298	82,594	(97,397)	(58,289)	70,205
Accounts payable to suppliers	Resolution No. 01/04 and 45/04	120,430	34,174	(79,693)	-	74,911
Net balance		22,868	48,420	(17,704)	(58,289)	(4,706)

On January 23, 2006, ANEEL issued Official Memorandum 074/2006-SFF/SRE/ANEEL (Memorandum) to supplement the year-end closing guidance contained in Official Memorandum 2.212SFF/SRE/ANEEL of December 20, 2005. Among other provisions, this Memorandum changes the conditions for payment of amounts related to free energy transactions within the CCEE in the period from September 2000 to December 2002, set forth by article 6 of ANEEL Resolution 36 of January 29, 2003. Resolution 36 established that monetary adjustment of amounts related to free energy transactions would apply after December 30, 2002 on 50% of the total amounts , and the monetary adjustment of the ending balance would apply only when the CCEE financial settlement was completed for the period from September 2000 to December 2002, a fact that occurred on July 3, 2003. Pursuant to the Memorandum, this monetary adjustment shall be applied on 100% of the balance from the beginning, that is, December 31, 2002. The Company calculated such monetary adjustment following the guidance provided by the Memorandum, and recorded, at December 31, 2005, a complement to the monetary adjustment of R$ 14,126.

(In thousands of reais)

21. Regulatory Matters (Continued)

At December 31, 2005, Company management, based on a study prepared to check the likelihood of receiving accounts receivable related to free energy within the period established by ANEEL for distribution companies to bill the amount corresponding to the Extraordinary Tariff Increase (RTE) and reimburse generating companies, adjusted to present value accounts receivable related to free energy in the amount of R$ 58,289. The calculation of such adjustment will be reviewed in the future based on the results of ANEEL's public hearing so as to enable the charging of the Extraordinary Tariff Increase (RTE) from consumers that were captive at the time of the energy rationing and became free.

Spot Market Energy - CCEE

At December 31, 2005, the balance of the distributors account and/or suppliers includes the recording of amounts related to the purchase and sale of spot market energy, in the amount receivable of R$ 715 (R$ 1,083 at December 31, 2004) and in the amount payable of R$ 6,649 (R$ 1,120 at December 31, 2004), based on calculations made and disclosed monthly by CCEE and on the Company's management estimates. The spot market energy and the free energy amounts connected to purchase and sale transactions carried out during the period from September 1, 2000 to December 31, 2002 may be subject to changes depending on the outcome of judicial proceedings pending judgment, filed by certain companies in the sector, most of which challenging the interpretation of market rules in effect during that period. Such companies, not included in the rationing area, obtained injunction that revoked the effect of ANEEL Decision No. 288, dated May 16, 2002, the objective of which was the explanation to sector companies of the treatment and the form of adoption of certain CCEE accounting rules, included in the Overall Agreement for the Electric Energy Sector. The claims of said companies, situated in the Southern region, involve, among other matters, the purchase and sale of Itaipu's share in the Southeastern/Central-Western submarkets, especially during the rationing period in 2001, when there were significant spot market energy price differences between both submarkets.

The original amounts pending judgment connected to the referred to period are: (a) R$ 49,573 (sales); (b) R$ 281,549 (purchases and charges on system service). Of this total, the net amount receivable of R$ 111,546 had already been settled by December 31, 2003, and of the remaining balance payable of R$ 120,430.96, 5% was subject to agreement with creditors in the CCEE, and is being amortized in up to 49 monthly and consecutive installments as from January 2004, plus SELIC variation and interest of 1% p.a.; 1.75% was settled until September 2005 and 1.75% is being negotiated.

(In thousands of reais)

22. Insurance

At December 31, 2005, insurance coverage is considered sufficient by management to cover any damages and liabilities, and is summarized as follows:

Risk	Effectiveness		Amount	
	From	To	Insured	Premium
Operating risks	04/04/05	04/01/06	1,196,910	6,541
Liability	06/01/05	06/01/06	30,000	506
Liability – Officers	12/15/05	02/15/06	14,308	28

(In thousands of reais)

23. Supplementary Information

a) Statements of Cash Flow of the Company for the years ended December 31, 2005 and 2004:

	2005	2004
	R$	R$
Net income for the year	556,052	291,512
Expenses (income) not affecting cash:		
Depreciation	63,830	63,449
Monetary restatement	2,494	177,003
Provision for litigation and contingencies	(887)	5,326
Write off assets and rights from asset accounts	646	74
Provision for losses on realizable values	17,728	4,109
Provision for losses - RTE	58,829	-
Equity pick-up	(487)	1,121
Deferred income and social contribution taxes	46,484	43,038
Changes in current and noncurrent assets:		
Distributors	34,288	25,941
Receivables from related parties	(41,043)	4,530
Income and social contribution taxes	(6,525)	13,090
Inventories	16	(228)
Guarantees and deposits linked to other credits	(252)	(24,141)
Prepaid expenses	257	(814)
Changes in current and noncurrent liabilities:		
Suppliers	9,557	(28,261)
Payroll	(162)	714
Income and social contribution taxes	90,278	42,695
Estimated liabilities	(45,643)	4,471
Consumer charges payable	(488)	1,164
Total operating activities	784,972	624,793
Investment activities:		
Purchase of property, plant and equipment	(25,185)	(17,668)
Increase in investments	(200)	(1,010)
Increase in deferred charges	(2,101)	(4,056)
Total investment activities	(27,486)	(22,734)
Financing activities:		
Dividends, capital decrease and interest on shareholders' equity paid	(321,095)	(286,660)
Loan to related parties	-	18,960
Loan repayments	(130,866)	(111,123)
Total financing activities	(451,961)	(378,823)
Changes in the balance of cash and cash equivalents	305,525	223,236
Cash and cash equivalents at beginning of year	489,419	266,183
Cash and cash equivalents at end of year	794,944	489,419
Supplementary information:		
Interest paid in the year	148,555	148,710
Taxes paid in the year	117,054	23,455

(In thousands of reais)

23. Supplementary Information (Continued)

b) Statements of Added Value of the Company for the years ended December 31, 2005 and 2004:

	2005 R$	2004 R$
Revenues:		
Sale of energy and services	**1,343,414**	1,050,231
Nonoperating gain (loss)	**(1,638)**	13
	1,341,776	1,050,244
(-) Input purchased from third-parties:		
Electricity purchased for resale	**80,059**	78,068
Outsourced materials and services	**29,399**	25,870
Payment for use of water resources	**45,563**	35,535
Other operating expenses/provisions	**77,312**	39,460
	232,333	178,933
(=) Gross added value	**1,109,443**	871,311
(-) Repossessing portion	**63,830**	63,449
(=) Net added value	**1,045,613**	807,862
Financial income	**124,911**	78,200
(=) Added value to be distributed	**1,170,524**	886,062

(In thousands of reais)

23. Supplementary Information (Continued)

b) Statements of Added Value of the Company for the years ended December 31, 2005 and 2004: (Continued)

	2005 R$	2004 R$
Added value distributed:		
Personnel:		
Compensation	**15,953**	13,957
Social charges (other than INSS)	**3,252**	2,611
Private pension entity	**(1,944)**	(3,362)
Meal voucher/transportation voucher	**1,679**	1,324
Indemnities	**(35)**	521
Provisions and other	**3,221**	2,803
Medical assistance	**1,359**	1,142
Profit sharing	**3,417**	2,703
	26,902	21,699
Government:		
PIS/Cofins	**124,470**	66,957
INSS	**3,804**	3,731
Income and social contribution taxes	**253,241**	128,247
	381,515	198,935
Financing parties:		
Financial expenses	**177,056**	157,585
Monetary restatements - net	**28,999**	216,331
	206,055	373,916
Shareholders:		
Interest on shareholders' equity (TJLP)	**44,000**	43,000
Dividends paid	**199,831**	156,434
Dividends proposed	**295,122**	77,500
Legal reserve	**17,099**	14,578
	556,052	291,512
Distributed added value	**1,170,524**	886,062

(In thousands of reais)

24. Official Notice of a Material Fact

Published on October 6, 2005

The National Agency for Electric Energy - ANEEL, by means of the Decision No. 1060 dated August 24, 2005, by its Economic and Financial Monitoring Superintendent, reinforced by Decision No. 1244 dated September 20, 2005, did not approve the Amendment No. 2 entered into on October 30, 2003, to the Purchase and Sale Agreement entered into on December 7, 2000, between Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (purchaser) and the Company (seller) which, among other less significant changes, extends the termination of the referred to agreement from December 31, 2015 to June 14, 2028. On October 4, 2005, ANEEL rejected the suspension effect claimed by Eletropaulo in the Administrative Appeal filed against the Superintendent decision, alleging that the "claim could only be analyzed after the merits of the appeal were considered". ANEEL final decision on the matter shall be issued only upon the judgment on the merits of the administrative appeal by its Board of Directors. The companies have been taking proper measures to have their rights preserved.

25. Subsequent Events

On January 23, 2006, ANEEL issued Official Memorandum 074/2006-SFF/SRE/ANEEL (Memorandum) to supplement the year-end closing guidance contained in Official Memorandum 2.212SFF/SRE/ANEEL of December 20, 2005. This Memorandum provides supplementary guidance on calculation of monetary adjustment of Extraordinary Tariff Increase (RTE) amounts. Among other provisions, this Memorandum changes the conditions for payment of amounts related to free energy transactions in the CCEE in the period from September 2000 to December 2002, set forth by article 6 of ANEEL Resolution 36 of January 29, 2003 (see Note 21)

FREE TRANSLATIONS OF:

AES TIETÊ S.A.

Board of Trade Number (NIRE): 35.300.170.555
Corporate Taxpayer Identification Number (CNPJ/MF): 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD DECEMBER 7, 2005

1. DATE, TIME, AND LOCATION: Held on December 7, 2005 at 11:30 a.m., at the Company's headquarters located at 158 Rua Lourenço Marques, 2nd floor, in the City and State of Sao Paulo, Postal Code (CEP) 04547-100.

2. ATTENDANCE AND CALL NOTICE: Call Notice issued under the terms of the by-laws, with the following Members of the Board of Directors in attendance: Eduardo José Bernini, Luiz Carlos Ciocchi, Cyro Vicente Bocuzzi, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner, Vito Joseph Mandilovich, and Charles Lenzi. Also present were Ricardo Berer, a member of the Company's Fiscal Council; Juliana Rezene Penna de Zagottis; and Mário Shinzato.

3. PRESIDING OFFICERS: The Meeting was chaired by Eduardo José Bernini, and Silvia Maria Ribeiro Lopes acted as Secretary.

4. AGENDA: (a) approve payment of interest on the Company's equity/interest on its net worth, at the long-term interest rate (TJLP); (b) approval of the Right of Use and Maintenance Costs Agreement to be entered into with AES Big Sky, LLC, referent to the SAP software; and (c) other matters of interest to the Company.

5. RESOLUTIONS: After the meeting was called to order and confirmation of attendance and quorum established, the Chairman submitted the first item (a) on the Agenda for review by the members of the Board of Directors. The Chairman invited Mrs. Juliana Rezende Penna de Zagottis to proceed with her presentation of the proposed payment of interest on the Company's equity/interest on its net worth, at a rate equal to the Long-term Interest Rate (TJLP). The proposal was analyzed and unanimously approved by the Board Members present, with the exception of Board Member Marcelo Lopes. The payment of interest on equity to the Company's shareholders, under the terms of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96, was established in the amount of R$44,000,000.00 (forty-four million Reais): R$0.440404 for each lot of one thousand common shares and R$0.484445 for each lot of one thousand preferred shares. Interest on equity, approved in these deliberations, will be paid to the Company's shareholders beginning 12/29/05 based on shareholdings on 12/16/05, and Company-issued shares shall be traded without interest on equity beginning 12/19/05. All interest on equity is subject to a withholding tax of 15%, except in the case of shareholders that are verifiably immune or exempt from such taxes. The amount of interest on equity after income tax withholdings shall be imputed to the compulsory dividends of fiscal year 2005, according to the terms of § 7 of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96.The Chairman informed all those present that item (b) slated for review would be excluded from the Agenda.

6. CLOSING: With no further matters to address, the Chairman adjourned the Meeting, and these Minutes were drawn up, then read, approved, and signed by all those in attendance.

São Paulo, December 7, 2005.

Original document signed by:
Eduardo José Bernini – Chairman

Silvia Maria Ribeiro Lopes - Meeting Secretary

Members of the Board of Directors:

Eduardo José Bernini

Luiz Carlos Ciocchi

Marcelo de Carvalho Lopes

Antonio Carlos de Oliveira

Charles Lenzi

Cyro Vicente Bocuzzi

Vito Joseph Mandilovich

Pedro Roberto Cauvilla

Peter Greiner

Member of the Fiscal Council

Ricardo Berer

The Chairman offered the floor to anyone desiring to express an opinion regarding other matters of Company interest, and in the absence of other pronouncements, the Chairman expressed appreciation for the presence of all attending and ordered the drawing up of these minutes, which were read and approved, then signed by me, the Meeting Secretary, the Chairman, and the attending Council Members.

São Paulo, December 7, 2005.

Original document signed by:

Ricardo Berer – Chairman

Ana Paula Madureira Chairman - Meeting Secretary

Members of the Fiscal Council:

Ricardo Berer Antonio

Carlos de Andrada Tovar

Reginaldo Antonio Ribeiro

Federal District and as his substitute, **Mr. Lucio da Silva Santos**, Brazilian, business administrator, bearer of Identity Card (RG) No. 2.525.022 (IFP/RJ), with Individual Taxpayer Number (CPF/MF) 180.671.827-87, resident and domiciled at SQS 104, Block B, apart. 102, Asa Sul, Brasília, Federal District; **(iii) Mr. Britaldo Pedrosa Soares**, Brazilian, married, metallurgic engineer, bearer of Identity Card (RG) No. MG-228266 (SSP/MG), and Individual Taxpayer Number (CPF/MF) 360.634.796-00, resident and domiciled in the City of São Paulo, in the State of São Paulo, with an office at Rua Lourenço Marques 158, Vila Olímpia, São Paulo (SP), his substitute remaining unfilled; **(iv) Mr. Cyro Vicente Boccuzzi,** Brazilian, married, engineer, bearer of Identity Card (RG) No. 11.650.520 SSP-SP, with Individual Taxpayer Number (CPF/MF) 053.466.778-36, resident and domiciled in the City of São Paulo, in the State of São Paulo, with an office at Rua Lourenço Marques 158, Vila Olímpia, São Paulo (SP), with his substitute remaining unfilled; **(v) Mr. Vito Joseph Mandilovich,** Brazilian, married, civil engineer, bearer of Identity Card (RG) No. 5.154.352 (SSP/SP), with Individual Taxpayer Number (CPF/MF) 010.542.458-78, resident and domiciled in the City of São Paulo, in the State of São Paulo, with an office at Rua Lourenço Marques 158, 2nd Floor, Vila Olímpia, São Paulo (SP), and as his substitute **Mr. Alexandre Cesar Innecco**, Brazilian, married, economist, bearer of Identity Card (RG) No. 2.208.209 (SSP/MG), with Individual Taxpayer Number (CPF/MF) 418.382.706-04, resident and domiciled in the city of Porto Alegre, in the State of Rio Grande do Sul, with an office at Rua Dona Laura 320, 14th Floor, Porto Alegre (RS); **(vi) Mr. Andrés Ricardo Gluski Weilert**, Venezuelan, married, passport No. 6024620, with Individual Taxpayer Number (CPF/MF) 231.572.608-55, domiciled at Av. Vollmer, Edif. Electricidad de Caracas, Central Tower, 17th Floor, San Bernardino, Postal Box 1010-A, Caracas, Venezuela, and as his substitute, **Mr. Jeffery Atwood Safford**, American, married, businessman, bearer of US passport No. 016689041 and RNE No. V365071-H, with Individual Taxpayer Number (CPF/MF) 229.902.218-08, resident and domiciled in the City of São Paulo, in the State of São Paulo, with an office at Rua Lourenço Marques 158, Vila Olímpia, São Paulo (SP); **(vii) Mr. Eduardo Daniel Dutrey**, Argentinean, married, bearer of passport No. 13214635, and Individual Taxpayer Number (CPF/MF) 231.540.168-21, domiciled at Av. A. Moreau do Justo 1080, 1st Floor, Dpto. Granado (CP1107), Buenos Aires, Argentina, and as his substitute Mr. **Antonio Carlos de Oliveira**, Brazilian, married, business administrator, bearer of Identity Card (RG) No. 30.866.264-14 (SSP/RS), with Individual Taxpayer Number (CPF/MF) 394.083.967-15, resident and domiciled in the city of Porto Alegre, in the State of Rio Grande do Sul, with an office at Rua Dona Laura 320, 14th Floor, Porto Alegre (RS); **(viii) Mr. Pedro Roberto Cauvilla,** Brazilian, married, economist, bearer of Identity Card (RG) No. 3.987.711-5 (SSP/SP), with Individual Taxpayer Number (CPF/MF) 042.133.198-49, resident and domiciled in the city of São Paulo, in the State of São Paulo, at Rua Acajú 413, Jardim Têxtil, CEP 03413-020, his substitute remaining unfilled; **(ix) Mr. Peter Greiner,** naturalized Brazilian, married, engineer, bearer of Identity Card (RG) No. 2525235 (SSP/SP), with Individual Taxpayer Number (CPF/MF) 026.649.508-78, resident and domiciled in the city of São Paulo, in the State of São Paulo, at Rua das Açucenas 290, Cidade Jardim, CEP 05673-040, São Paulo (SP), his substitute remaining unfilled; **(x) Mr. Charles Lenzi**, Brazilian, married, engineer, bearer of Identity Card (RG) No. 100.591.583-8 (SSP/RS), with Individual Taxpayer Number (CPF/MF) 276.937.750-72, resident and domiciled in the city of Porto Alegre, in the State of Rio Grande do Sul, with an office at Rua Dona Laura 320, 14th Floor, Porto Alegre (RS), with his substitute remaining unfilled; and **(xi)** by indication of the employees,

Mr. Wilson Marques de Almeida, Brazilian, divorced, electrical worker, bearer of Identity Card (RG) No. 10011.709.168 (SSP/SP), with Individual Taxpayer Number (CPF/MF) 957.422.558-53, resident and domiciled at Rua Felipe Camarão 164, Block 5, apart. 4, Jardim Amazonas, Campinas, São Paulo, his substitute remaining unfilled. He shall remain in his position as the representative of the Company's employees, as stipulated in art. 39 of the Company Bylaws, until the electoral process carried out by the relevant trade unions is completed and the election of new employee representatives has, if necessary, been ratified in a new General Assembly. The shareholders who nominated the members of the Board of Directors hereby elected declare that they have been informed by the Directors in question that they are able to sign the Declaration of Eligibility in accordance with the stipulations of art. 147 of Law 6,404/1976 and CVM Instruction No. 367/2002, and that they have presented to the General Meeting the curriculums of the elected Directors, which documents have been filed in the Company head office. The members of the Board of Directors hereby elected shall only take up their positions upon the following: (i) the presentation of the declaration of eligibility, in accordance with the relevant legal provisions; (ii) the signing of the declaration of acceptance of office registered in the relevant Company ledger; and (iii) when applicable, the granting of the power of attorney in accordance with the provisions of art. 146, paragraph 2, of Law 6,404/76. The shareholder AES Tietê Empreendimentos S.A. thanked the Directors who were now leaving their positions for the services they had provided to the Company.

7. CLOSING: With there being nothing further to discuss, the Meeting was suspended for the time necessary to draw up these minutes. Having been restarted, these minutes were read and after being approved were signed by all present.

São Paulo, December 15, 2005.

Original document signed by:

Eduardo José Bernini – Chairman of the Meeting
Silvia Maria Ribeiro Lopes – Secretary of the Meeting

SHAREHOLDERS PRESENT:

AES Tietê Empreendimentos S.A. – represented by:
Eduardo José Bernini – Director
Antonio Luiz Barros de Salles - Director

AES Tietê Participações S.A. – represented by:
Eduardo José Bernini - Director
Antonio Luiz Barros de Salles – Director

Kodak Retirement Income Plan – represented by:
Anali Penteado Buratin - Attorney-in-fact

State Street Emerging Markets – represented by:
Anali Penteado Buratin - Attorney-in-fact

UBS Pace Int Emerg Mark Equity Investiments – represented by:
Anali Penteado Buratin - Attorney-in-fact

Franklin Templeton Investment Funds – represented by:
Anali Penteado Buratin - Attorney-in-fact

State of Connecticut Ret Plans and TRT Fund – represented by:
Anali Penteado Buratin - Attorney-in-fact

Stichting Pensioenfonds ABP – represented by:
Anali Penteado Buratin - Attorney-in-fact

Northrop Grumman Pension Master Trust – represented by:
Anali Penteado Buratin - Attorney-in-fact

Gannett Retirement Plan – represented by:
Anali Penteado Buratin - Attorney-in-fact

Teachers R. System of the State of Illinois – represented by:
Anali Penteado Buratin - Attorney-in-fact

Norges Bank – represented by:
Anali Penteado Buratin - Attorney-in-fact

LA Fire and Police Pension System – represented by:
Anali Penteado Buratin - Attorney-in-fact

Mondrian Emerging Markets Equity Fund, LP – represented by:
Anali Penteado Buratin - Attorney-in-fact

PSP Foreign Equity Fund – represented by:
Anali Penteado Buratin - Attorney-in-fact

Ormet Corporation Master Trust – represented by:
Anali Penteado Buratin - Attorney-in-fact

Florida Retirement System Trust Fund – represented by:
Anali Penteado Buratin - Attorney-in-fact

Commonfund Emerging Markets I C – represented by:
Anali Penteado Buratin - Attorney-in-fact

Caixa de Previdência dos Funcionários do Banco do Brasil – represented by:
Guilherme Monteiro Simões - Attorney-in-fact

Guilherme Monteiro Simões

FREE TRANSLATION OF:

AES TIETÊ S.A.

CORPORATE REGISTRATION IDENTIFICATION NO. (NIRE): 35.300.170.555
CORPORATE TAXPAYER IDENTIFICATION NO. (CNPJ/MF): 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON DECEMBER 21, 2005

1. **DATE, TIME, AND PLACE:** Held on December 21, 2005, at 4 p.m., at the Company's headquarters located at 158 Rua Lourenço Marques, 2° andar, in the City and State of Sao Paulo, Postal Code (CEP) 04547-100.

2. **ATTENDANCE AND CALL NOTICE:** Call Notice issued under the terms of its Bylaws, with the following Members of the Board of Directors in attendance: Eduardo José Bernini, Britaldo Pedrosa Soares, Cyro Vicente Bocuzzi, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner, Vito Joseph Mandilovich, Jeffery Atwood Safford, Charles Lenzi, and Wilson Marques de Almeida. Also present was Luiz Carlos Ciocchi.

3. **PRESIDING OFFICERS:** The Meeting was chaired by Eduardo José Bernini and Silvia Maria Ribeiro Lopes acted as Secretary.

4. **AGENDA:** **(a)** approval of the Right of Use and Maintenance Costs Agreement to be entered into with AES Big Sky, LLC, in reference to the SAP software; and **(b)** election of the Chairman of the Board of Directors.

5. **RESOLUTIONS:** After the meeting was called to order and confirmation of attendance and quorum established, the Members of the Board of Directors, by unanimous vote, deliberated the following:

5.1 To approve the signing of the necessary instrument to formalize the contracting of Information Technology services for the implementation of Project Genesis, notably the Right of Use and Maintenance Costs Agreement, for an indefinite period of time, in the amount of US$ 6,000.00 (six thousand US Dollars) for the Right of Use and an annuity of US$ 1,200.00 (one thousand, two hundred US Dollars) relating to the Maintenance Costs, to be ratified by the Company and AES Big Sky LLC.

5.2. To name, under the terms of paragraph 1 of Article 16 of the Bylaws, Board member Andrés Ricardo Gluski Weilert as the new Chairman of the AES TIETÊ S.A. Board of Directors.

6. ADJOURNMENT: With no further matters to address, the Chairman adjourned the Meeting, these Minutes were drawn up, then read, approved, and signed by all those present.

São Paulo, December 21, 2005.

Original document signed by:

Eduardo José Bernini
Silvia Maria Ribeiro Lopes
Britaldo Pedrosa Soares
Marcelo de Carvalho Lopes
Antonio Carlos de Oliveira
Charles Lenzi
Cyro Vicente Bocuzzi
Vito Joseph Mandilovich
Pedro Roberto Cauvilla
Peter Greiner
Wilson Marques de Almeida
Jeffery Atwood Safford

FREE TRANSLATION OF:

AES TIETÊ S.A.

CNPJ/MF Corporate Taxpayer ID no.: 02.998.609/0001-27
NIRE Trade Registration no. 35.300.170.555

MINUTES OF FISCAL COUNCIL MEETING
HELD ON FEBRUARY 15, 2006

1. DATE, TIME, AND PLACE: Held on February 15, 2006, at 3:00 p.m., at the Company's headquarters located at 158 Rua Lourenço Marques, 2° andar, in the City and State of Sao Paulo, Postal Code (CEP) 04547-100.

2. ATTENDING: The following serving members of the Fiscal Council were in attendance: Antonio Carlos de Andrada Tovar, Ricardo Berer and Reginaldo Antonio Ribeiro. Also attending were the Company representatives, Britaldo Pedrosa Soares, Mario Shinzato and Juliana Rezende Penna De Zagottis.

3. PRESIDING OFFICERS: Ricardo Berer, a member of the Fiscal Council, served as Chairman and called me, Ana Paula Madureira, to serve as secretary of the meeting.

4. AGENDA: **(i)** deliberate over the Financial Statements and the proposed Allocation of Net Profits for the fiscal year ended on December 31, 2005; **(ii)** examine the technical study regarding the recovery of tax credits – CVM Instruction 371/2002; **(iii)** view the presentation concerning the Company's strategic investment plan; **(iv)** present details regarding the cost of subcontracting services; and **(v)** present information on the Company's level of investments in comparison with depreciation.

5. RESOLUTIONS: The Chairman convened the meeting and submitted item **(a)** on the meeting agenda for review. The Members present examined the Financial Statements and the Management Report relating to the fiscal year ended on December 31, 2005. After the presentation of important clarifications by Juliana Rezende Penna de Zagottis and Mário Shinzato, representatives of the Company, the undersigned members of the Fiscal Council, exercising their powers and responsibilities conferred upon them by law, proceeded with the examination of the Financial Statements, the Management Report, and the proposed Allocation of Net Profits relating to the fiscal year ended on December 31, 2005. Based on the examinations performed, clarifications provided by the Board of Directors, and the Report from Independent Auditors, Ernst & Young, it was concluded that the documents above, in all their material aspects, were adequately presented, and it was therefore recommended that they be approved by the Company's shareholders during its Annual Shareholders' Meeting. As for the proposed Allocation of Net Profits for the period, the members present unanimously approved the Board of Director's proposal, to be submitted for deliberation at the Annual Shareholders' Meeting, to allocate 3.07% (three and seven one-hundredths percent) of the Company's net profit during the fiscal year, the equivalent to R$17,101,237.35 (seventeen million, one hundred and one thousand, two hundred and thirty-seven Reals and thirty-five cents), to establish a legal reserve, and R$295,119,538.55 (two hundred and ninety-five million, one hundred and nineteen thousand, five hundred and thirty-eight Reals and fifty-five cents), to be distributed in the form of dividends, since the total amount of the Company's net profit during the fiscal year, totaling R$243,831,044.30 (two hundred and forty-three million, eight hundred and thirty-one thousand and forty-four Reals and thirty cents) has been distributed to the Company's shareholders in the form of interim dividends and interest on shareholders' equity.

Continuing on to item **(b)**, the members present examined the technical study regarding the recovery of tax credits – CVM Instruction 371/2002 and deliberated in favor of said study, based on the premises put forth in the projections, the projected result, and the estimated time to recover the tax credits.

For items **(c)**, **(d)**, and **(e)**, Vito Joseph Mandilovish and Mário Shinzato presented their findings on **(i)** the Company's strategic investment plan; **(ii)** details regarding the cost of subcontracting services; and **(iii)** the Company's level of investments in comparison with depreciation, respectively.

The Chairman offered the floor to anyone desiring to express an opinion regarding other matters of Company interest, and in the absence of other pronouncements, the Chairman expressed appreciation for the presence of all attending, adjourned the meeting and ordered the drawing up of these minutes, which were read and approved, then signed by me, the Meeting Secretary, the Chairman, and the attending Committee Members.

Original document signed by:

São Paulo, February 15, 2006.

Ricardo Berer
Chairman

Ana Paula Madureira
Secretary

Members of the Fiscal Council:

Ricardo Berer

Antonio Carlos de Andrada Tovar

Reginaldo Antonio Ribeiro

FREE TRANSLATION OF:

AES TIETÊ S.A.

NIRE Trade Registration no.: 35.300.170.555
CNPJ/MF Corporate Taxáyer ID no.: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 16, 2006

1. DATE, TIME, AND PLACE: Held on February 16, 2006, at 2:00 p.m., at the Company's headquarters located at 158 Rua Lourenço Marques, 2° andar, in the City and State of São Paulo, Postal Code (CEP) 04547-100.

2. ATTENDANCE AND CALL NOTICE: Call Notice issued under the terms of the Company's Bylaws, with the following Members of the Board of Directors in attendance: Andrés Ricardo Gluski Weilert, Eduardo José Bernini, Britaldo Pedrosa Soares, Cyro Vicente Bocuzzi, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner, Vito Joseph Mandilovich, Charles Lenzi, and Wilson Marques de Almeida. Also present were Ricardo Berer, a member of the Company's Audit Committee, Juliana Rezene Penna de Zagottis, and Mário Shinzato, representatives of the Company, and Carlos Miyahira, representative of Ernst & Yount, Independent Auditors.

3. PRESIDING OFFICERS: The Meeting was chaired by Eduardo José Bernini and Silvia Maria Ribeiro Lopes acted as Secretary.

4. AGENDA: **(a)** to approve the Financial Statements, the proposed Allocation of Net Profits for the period, and the Management Report relating to the fiscal year ended December 31, 2005; **(b)** to approve the technical study regarding the recovery of tax credits – CVM Instruction 371/2002; **(c)** to ratify the execution of the Real Estate Sublease Agreement by and between the Company and Eletropaulo Metropolitana Eletricidade de São Paulo S.A.; **(d)** to present information regarding the Company's strategic investment plan; **(e)** to present information regarding the Company's business; **(f)** to approve the calendar for the Board of Directors' regular meetings in 2006; **(g)** to approve the call notice for the Company's Annual Shareholders' Meeting; and **(h)** to discuss other issues of interest to the company.

5. RESOLUTIONS: After the meeting was called to order and confirmation of attendance and quorum established, the Members of the Board of Directors decided the following:

5.1 to approve, by a unanimous vote, the Company's Financial Statements and Management Report relating to the fiscal year ended on December 31, 2005; as well as the proposed Allocation of Net Profits for the period, taking into account the limit established in Art. 193 of Law 6,404/76, which allocates 3.07% (three and seven one-hundredths percent) of the Company's net profit during the fiscal year, the equivalent to R$17,101,237.35 (seventeen million, one hundred and one thousand, two hundred and thirty-seven Reals and thirty-five cents), for establishment of a legal reserve, and R$295,119,538.55 (two hundred and ninety-five million, one hundred and nineteen thousand, five hundred and thirty-eight Reals and fifty-five cents) for distribution of dividends, since the total amount of the Company's net profit during the fiscal year, totaling R$243,831,044.30 (two hundred and forty-three million, eight hundred and thirty-one thousand and forty-four Reals and thirty cents) has been distributed to the Company's shareholders in the form of interim dividends and interest on shareholders' equity. The Financial Statements, the Management Report, and the proposed Allocation of Net Profits for the period shall be submitted for deliberation during the Company's Annual Shareholders' Meeting;

5.2. to unanimously approve the technical study regarding the recovery of tax credits – CVM Instruction 371/2002, based on the premises presented by the Board of Executive Officers, in accordance with the presentation given by Mário Shinzato.

5.3. to ratify, by a unanimous vote, the execution of the Real Estate Sublease Agreement by and between the Company and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., relating to the subleasing of real estate where the Company's corporate headquarters are located. Said subleasing is conditional upon the approval of the Agência Nacional de Energia Elétrica – ANEEL (*National Electric Energy Agency*);

5.4. to unanimously approve the calendar for the Company's Board of Directors' regular meetings to be held by in 2006;

5.5. to approve, by a unanimous vote, the call notice for the Company's Annual Shareholders' Meeting in order to deliberate on matters provided for by law.

5.6. The Chairman requested that acknowledgements of the outstanding services provided by Wilson Marques de Almeida as a member of the Company's Board of Directors be recorded in the meeting minutes, taking into consideration the election by the employees of a new employee representative, whose appointment to the position of member of the Company's Board of Directors shall be submitted for deliberation at the Annual Shareholders' Meeting.

6. INFORMATION: At the request of the members of the Board of Directors, Vito Joseph Mandilovich provided a presentation describing the Company's strategic investment plan and other Company business.

7. CLOSING: With no further matters to address, the Chairman adjourned the Meeting, these Minutes were drawn up, then read, approved, and signed by all those present.

Original document signed

São Paulo, February 16, 2006.

Eduardo José Bernini
Chairman

Silvia Maria Ribeiro Lopes
Secretary

Members of the Board of Directors:

Eduardo José Bernini

Andrés Ricardo Gluski Weilert

Britaldo Pedrosa Soares

Marcelo de Carvalho Lopes

Antonio Carlos de Oliveira

Charles Lenzi

Cyro Vicente Bocuzzi

Vito Joseph Mandilovich

Pedro Roberto Cauvilla

Peter Greiner

Wilson Marques de Almeida

Ricardo Berer
Member of the Audit Committee

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF Corporate Taxpayer ID no. 02.998.609/0001-27
NIRE Trade Registration no. 35.300.170.555

A PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

By request of the São Paulo Stock Exchange – BOVESPA, AES Tietê S.A. hereby wishes to clarify to its shareholders and to the public in general that the allocation of net profits and the distribution of remaining dividends in the amount of R$295,119,538.55 relating to the fiscal year ended December 31, 2005, approved at the Company's Board of Directors' Meeting held on 02/16/2006, will be subject to final deliberation by the Company's Ordinary Shareholders' Meeting, to be held on 03/21/2006, which will determine the dividend payment terms and conditions, including (i) the shareholder base that will be entitled to receive dividends and the date on which the shares will start being traded "*ex* dividend"; and (ii) the deadline for payment of the dividends by the Company. We also wish to announce that the amount of the aforementioned dividend, which will be submitted for final approval by the Ordinary Shareholders' Meeting, will correspond to R$2.953908 per lot of one thousand common shares and R$3.249298 per lot of one thousand preferred shares.

Original document signed by:

São Paulo, March 3, 2006.

AES TIETÊ S.A.
Britaldo Pedrosa Soares
CFO and Director of Investor Relations

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF Corporate Taxpayer ID no.: 02.998.609/0001-27
NIRE Trade Registration no.: 35.300.170.555

A PUBLICLY-HELD COMPANY

CALL NOTICE – ORDINARY SHAREHOLDERS' MEETING

The shareholders of **AES TIETÊ S.A.** are hereby called to attend the Company's Ordinary Shareholders' Meeting to be held at 8:00 am on March 21, 2006, at the Company's corporate offices in the City of São Paulo, in the State of São Paulo, at Rua Lourenço Marques, 158, 2° andar, CEP 04547-100, with the following Agenda:

a) to examine the management's accounts, Financial Statements, and Management Report, and to approve the proposed Allocation of Net Profits for the fiscal year ended December 31, 2005;

b) to establish the total annual remuneration for the members of the Company's Board of Directors;

c) to elect an employee representative and his/her respective alternate to the Company's Board of Directors;

d) to elect members of the Company's Board of Directors and their respective alternates to replace previously elected members of the Board of Directors and their respective alternates;

e) to elect the members of the Company's Fiscal Council.

The documents relating to those issues to be discussed at the Ordinary Shareholders' Meeting are available for consultation by the Company's shareholders at the Company's corporate headquarters and at the São Paulo Stock Exchange, in compliance with the provisions established in Law 6,404/76, as altered.

Original Document Signed by:

São Paulo, SP, March 3, 2006.

Eduardo José Bernini
Member of the Board of Directors

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF Corporate Taxpayer ID no.: 02.998.609/0001-27
NIRE Trade Registration no.: 35.300.170.555

MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING HELD ON MARCH 21, 2006

1. DATE, TIME, AND LOCATION: On March 21, 2006, at 8:00 a.m., at the Company's corporate headquarters located in the City of São Paulo, State of São Paulo, at Rua Lourenço Marques, 158, 2nd floor, Vila Olímpia.

2. CALL NOTICE: The Call Notice was published in the São Paulo State Gazette on March 3, 4 and 7, 2006, and in the newspaper "Valor Econômico" on March 3, 6 and 7, 2006.

3. ATTENDING: Shareholders representing more than 2/3 of the Company's voting capital, with signatures in the Book of Attending Shareholders. Also attending were representatives of Ernst & Young Auditores Independentes S/S, Mr. Aurivaldo Coimbra de Oliveira and Audit Committee member Mr. Reginaldo Antônio Ribeiro, as well as Mr. Eduardo José Bernini, the Company's CEO, and Mr. Britaldo Pedrosa Soares, the Company's Financial and Investor Relations Director.

4. PRESIDING OFFICERS: Chair – Eduardo José Bernini; Secretary – Silvia Maria Ribeiro Lopes.

5. AGENDA: **a)** Analyze management accounts, financial statements, the proposal for net profit allocation and the management report for the fiscal year ending December 31, 2005; **b)** Establish the annual overall compensation of the company's management; **c)** Elect the employee representative and his respective alternate to the Company's Board of Directors; **d)** Elect members of the Company's Board of Directors and their respective alternates to replace the formerly elected members of the Board of Directors and their respective alternates; and **e)** Elect the Company's Fiscal Council.

6. RESOLUTIONS: The Meeting was convened, and the attending shareholders unanimously approved the drawing up of the Meeting's minutes in summary format, in accordance with Law No. 6.404/1976, Article 130, § 1. Deliberation then began of the matters on the day's Agenda, beginning with Agenda item **(a)**, unanimously approving the Management Report, Financial Statements and corresponding explanatory notes for the fiscal year ending December 31, 2005, in addition to the management accounts for the same fiscal year. Subsequently, the proposal for allocation of the profit from fiscal year 2005 was reviewed and unanimously approved, whereby 3.07% (three point zero seven percent) of the fiscal year's net profit, or R$17,101,237.35 (seventeen million, one hundred and one thousand, two hundred and thirty-seven Reals and thirty-five Real cents), was destined to a legal reserve, and R$295,119,538.55 (two hundred and ninety-five million, one hundred and nineteen thousand, five hundred and thirty-eight Reals and fifty-five Real cents) was destined to dividend distribution; of the fiscal year's total net profit, R$243,831,044.30 (two hundred and forty-three million, eight hundred and thirty-one thousand and forty-four Reals and thirty Real cents) was already distributed to the Company's shareholders in the form of interim dividends and interest on equity. Proceeding to Agenda item **(b)**, after review, a majority of votes, with a dissenting vote by shareholder Franklin Templeton Investment Funds, approved the proposal of shareholder AES Tietê Empreendimentos S.A. to allocate annual overall resources of R$3,650,000.00 (three million, six hundred and fifty thousand Reals) for remuneration of the Company's management in fiscal year 2006. Proceeding to Agenda item **(c)**, shareholders reviewed and unanimously approved, with shareholder Franklin Templeton Investment Funds abstaining, the election as a sitting member of the Board of Directors, representing the Company's employees following the resignation of Director Wilson Marques de Almeida, **Mr. Carlos Augusto Galvani Marchese**, Brazilian, single, power company employee, CPF/MF (individual taxpayer) No. 120.487.088-89, RG (personal ID) No. 20.451.720, residing at Rua Quintino Bocaiúva, No. 397, in the City of Mococa, State of São Paulo, and as alternate, **Mr. Marco Aurélio Deboni**, Brazilian, legally separated, power company employee, CPF/MF (individual taxpayer) No. 030.094.928-63, RG (personal ID) No. 13.030.033 (SSP/SP), residing at Avenida Vicente Ticianelli, No. 187, in the City of Bariri, State of São Paulo, both elected in an election process conducted by the competent union. The term of the newly elected members of the Board of Directors will be effective for the time remaining in the term of the member replaced. Assuming of office by these Board members is conditioned on the following: (i) submittal of clearance certificates under applicable legislation; and (ii) signing of the instrument of investiture, drawn up in the appropriate Company book. Mr. Chairman requested the registration in the minutes of gratitude expressed for the important service rendered by Mr. Wilson Marques de Almeida as a member of the Company's Board of Directors. Item **(d)** was removed from the Agenda in view of the lack of necessity to replace board members. Proceeding to Agenda item (e), shareholders reviewed and unanimously approved, with shareholder Franklin Templeton Investment Funds abstaining, instatement of the Company's Audit Committee. Elected to serve as members of the Fiscal Council were: **(i) Mr. Antonio Carlos de Andrada Tovar,** Brazilian, married, engineer, residing in the City of Rio de Janeiro, State of Rio de Janeiro, with offices at Avenida República do Chile, 100, 19th floor, Rio de Janeiro, RJ, personal ID No. 095.055.281 (IFP/RJ), CPF/MF (individual taxpayer) No. 074.171.737-99, with the office of alternate remaining unfilled; **(ii) Mrs. Tatiana Esteves Natal,** Brazilian, single, lawyer, RG (personal ID) No. 112.783.00-6 (IFP/RJ), CPF/MF (individual taxpayer) No. 079624307-70, residing in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile, 100, 19th floor, CEP 20031-917, with the office of alternate remaining unfilled; **(iii) Mr. Ricardo Berer**, Brazilian, legally separated, engineer, residing in the City of Rio de Janeiro, State of Rio de Janeiro, with offices at Avenida República do Chile, 100, 19th floor, Rio de Janeiro, RJ, personal ID No. 28.756-D/CREA-RJ, CPF/MF (individual taxpayer) No. 314.851.707-53, with the office of alternate remaining unfilled. **Also elected, by the holders of preferred shares without voting rights:** **(iv) Mrs. Isabel da Silva Ramos Kemmelmeier**, Brazilian, married, engineer, CPF/MF (individual taxpayer) No. 016.751.727-90, RG (personal ID) No. 004518374-4 - DETRAN, residing at Rua Sacopã, 274, Apt. 401, in the City of Rio de Janeiro, State of Rio de Janeiro, as a sitting member, with the office of alternate remaining unfilled; **(v) Mr. Egon Handel**, Brazilian, legally separated, accountant, CPF/MF (individual taxpayer) No. 029.279.850-49, RG (personal ID) No. 1003651997 (SSP/RS), with offices at Rua dos Andradas, 1534, in the City of Porto Alegre, State of Rio Grande do Sul, with all terms extending until the Company's next General Shareholders Meeting. Concerning remuneration of the newly elected members of the Audit Committee, shareholders unanimously approved, with shareholder Franklin Templeton Investment Funds abstaining, resources corresponding to 10% (ten percent) of the remuneration that was, on average, attributed to each Director, excluding benefits, representation funds and profit sharing, as remuneration for each newly elected member of the Audit Committee. The shareholders represented by Mrs. Vanessa Leonel do Prado voted separately, in writing, and votes were filed in the Company's headquarters.

7. CLOSING: With no further business to address, the Shareholders Meeting was adjourned for the time required to draw up these Minutes. The session reconvened, and these Minutes were read and approved, then signed by all attending.

São Paulo, March 21, 2006.

Original document signed by:

Eduardo José Bernini Chairman	Silvia Maria Ribeiro Lopes Meeting Secretary

SHAREHOLDERS

AES Tietê Empreendimentos S.A.

Eduardo José Bernini Director	Antonio Luiz Barros de Salles Director

AES Tietê Participações S.A.

Eduardo José Bernini Director	Antonio Luiz Barros de Salles Director

Banco Pactual S/A.

Otávio Souto Vidigal Filho
Attorney-in-fact

Anna Amélia Gonçalves Faria

Otávio Souto Vidigal Filho
Attorney-in-fact

Fundo de Investimento Multimercado Pactual Hedge.

Otávio Souto Vidigal Filho
Attorney-in-fact

Fundo de Investimento Multimercado Pacutal Hedge Plus

Otávio Souto Vidigal Filho
Attorney-in-fact

Elisa de Barros

Otávio Souto Vidigal Filho
Attorney-in-fact

Romanche Investment Corporation, LLC

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Clapham South Investment Corporation, LLC

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Fundo de Investimento Pactual Arbitragem

____
Otávio Souto Vidigal Filho
Attorney-in-fact

FIA Pactual Eventos Corporativos

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Fernando de Castro Rodrigues

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Alfredo Nagib Rizkallah

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Cláudio Antônio de Andrade Fortes

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Fundo de Investimento Multimercado Pactual Total Return Equities

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Acton Investment Management, LLC

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Tereza Cristina de Azevedo Antunes Carparelli

____
Otávio Souto Vidigal Filho
Attorney-in-fact

FIA Esmeralda

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Francisco Andrade Conde

____
Otávio Souto Vidigal Filho
Attorney-in-fact

FIA Pactual Gestão Participativa

____
Otávio Souto Vidigal Filho
Attorney-in-fact

FIA Multimercado Pactual HP

____
Otávio Souto Vidigal Filho
Attorney-in-fact

FIA Carol

____
Otávio Souto Vidigal Filho
Attorney-in-fact

FIA Alsan Estratégia

____
Otávio Souto Vidigal Filho
Attorney-in-fact

FIA Gás Dividendos

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Fundo de Investimento Financeiro BKB Multimanager Plus

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Fundo de Investimento Pactual Multistrategies Adv.

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Fundo de Investimento Financeiro Pactual LS Ações

____
Otávio Souto Vidigal Filho
Attorney-in-fact

Franklin Templeton Investment Funds

____
Vanessa Leonel do Prado
Attorney-in-fact

Delaware Group Global & Int Funds, Inc EMF

____
Vanessa Leonel do Prado
Attorney-in-fact

Delaware Pooled Trust, Inc-The EM. Mark Portf

____
Vanessa Leonel do Prado
Attorney-in-fact

Southern Company System Master Retirement

____
Vanessa Leonel do Prado
Attorney-in-fact

Norges Bank

____
Vanessa Leonel do Prado
Attorney-in-fact

Commonfund Emerging Markets I C

____
Vanessa Leonel do Prado
Attorney-in-fact

Kodak Retirement Income Plan

____

Vanessa Leonel do Prado
Attorney-in-fact

John Deere Pension Trust

____

Vanessa Leonel do Prado
Attorney-in-fact

Bell Atlantic Master Pension

____

Vanessa Leonel do Prado
Attorney-in-fact

UBS Pace Int. Emerg. Mark Equity Investments

____

Vanessa Leonel do Prado
Attorney-in-fact

The Pension Reserves Investment Manag. Board

____

Vanessa Leonel do Prado
Attorney-in-fact

State of Connecticut Ret. Plans and TRT Fun

____

Vanessa Leonel do Prado
Attorney-in-fact

Northrop Brumman Pension Master Trust

____
Vanessa Leonel do Prado
Attorney-in-fact

Yale University

____
Vanessa Leonel do Prado
Attorney-in-fact

ING Emerging Countries Fund

____
Vanessa Leonel do Prado
Attorney-in-fact

Florida Retirement System Trust Fund

____
Vanessa Leonel do Prado
Attorney-in-fact

Energy Workers of Campinas Trade Union

____
Wilson Marques de Almeida
Chief Executive Officer

Independent Auditor

Ernest & Young Auditores Indenpendentes S/S

____
Aurivaldo Coimbra de Oliveira

Representative of the Fiscal Council

____
Reginaldo Antônio Ribeiro
Fiscal Council Member

FREE TRANSLATION OF:

AES TIETÊ S.A.
CNPJ/MF Corporate Taxpayer ID no.: 02.998.609/0001-27
NIRE Trade Registration no.: 35.300.170.555

PUBLIC COMPANY

NOTICE TO SHAREHOLDERS

We hereby notify the shareholders that this Company, based on the decision of its shareholders taken at the Annual Shareholders' Meeting held at 8 am, March 21, 2006, in its corporate headquarters located at Rua Lourenço Marques, 158, 2nd floor, in the city of São Paulo, State of São Paulo, approved the proposal from the Board of Directors for the distribution as the remaining dividends from 2005, in accordance with Art. 34, sole paragraph, of the Company's Bylaws, of R$295,119,538.55 (two hundred and ninety-five million, one hundred and nineteen thousand, five hundred and thirty-eight Reals and fifty-five cents), corresponding to the net profit given in the Company's Balance Sheet for 2005, after the deduction of the relevant legal reserve, which is exempt from withholding tax, in accordance with the provisions of article 10 of Law 9249/95, to shareholders holding shares on March 31 2006, while these shares can be negotiated *ex-dividend* from April 3, 2006, as follows:

1) Dividend with the value of R$2.953908 per lot of thousand ordinary shares and R$3.249298 per lot of thousand preferential shares.

2) Instructions for the crediting of dividends:

2.1- The payment of dividends shall commence on April 12, 2006.

2.2- Credits shall be made available to shareholders in the bank account given to Banco Itaú S.A. – Share Depository Institution, based on the above mentioned date for the commencement of the distribution of this entitlement.

2.3- For Shareholders whose registration information does not contain the Individual/Corporate Taxpayer Number (CPF/CNPJ) or where no 'Bank/Branch/Current Account' has been indicated, dividends shall be credited after the third working day following the updating of their registration information in the electronic archives of Banco Itaú S.A., which can be done in any branch or through correspondence sent to the Superintendent of Company Services – Avenida Engenheiro Armando de Arruda Pereira 707 – 9th Floor, Torre Eudoro Villela, Jabaquara CEP 04344-902, São Paulo, (SP).

2.4- Shareholders who use trustee custody shall have their dividends credited according to the procedures adopted by the Stock Exchange.

3) Service Centers - The Itaú branches listed below and the other branches authorized to render services to shareholders, during banking hours:

São Paulo - Rua Boa Vista 180 – Lower ground floor
Rio de Janeiro - Rua 7 de Setembro 99 – Lower ground floor
Belo Horizonte - Av. João Pinheiro 195 – Mezzanine
Porto Alegre Rua - 7 de Setembro 746 – 1st floor
Curitiba - Rua João Negrão 65
Salvador - Av. Estados Unidos 50 – 2nd floor
Brasília - SCS Quadra 3 Ed. Dnª. Angela - Ground floor

São Paulo, March 21 2006.

Original document signed by:

AES TIETÊ S.A.
Britaldo Pedrosa Soares
Director of Finance and Investor Relations

10.01 – MANAGEMENT REPORT

Dear Shareholders,

The Management of AES Tietê S.A. ("AES Tietê"), in compliance with legal and corporate by-law provisions, submits for your review the Financial Statements for fiscal year 2003, the opinions of the Independent Auditors and a summary of the Company's main activities during the year.

PROFILE

AES Tietê S.A. (formerly Companhia de Geração de Energia Elétrica Tietê) was created in 1999 from the partial spin-off of Companhia Energética de São Paulo (CESP), having been purchased by the North American group AES on October 27, 1999 in a public auction on the São Paulo Stock Exchange (BOVESPA). AES Tietê S.A. is authorized to operate as a concessionaire using public property for producing and selling electric energy as an Independent Power Producer. Its activities are regulated and inspected by the National Electric Energy Agency (ANEEL), part of the Ministry of Mines and Energy. AES Tietê S.A.'s concession contract is dated December 20, 1999 and is effective for 30 years.

AES Tietê S.A.'s generation complex includes 10 hydroelectric plants in central and northwestern São Paulo State, which together have installed capacity of 2,651 megawatts (MW).

Plant	Year Completed	Number of Turbines	Installed Capacity (MW)	Assured Energy (MW average)
Barra Bonita	1964	4	141	42
Bariri	1969	3	143	63
Ibitinga	1969	3	132	73
Promissão	1977	3	264	97
Nova Avanhandava	1985	3	347	139
Caconde	1966	2	80	36
Euclides da Cunha	1960	4	109	52
Limoeiro	1958	2	32	15
Mogi Guaçu	1994	2	7	4
Água Vermelha	1979	6	1,396	836
total		32	2.651	1.357

The Barra Bonita, Bariri, Ibitinga, Promissão and Nova Avanhandava plants are located on the Tietê River, which is 1,100 km long and crosses the state of São Paulo. These plants were designed and built to take advantage of the water in multiple ways: in addition to energy generation they provide flood control, navigation of waterways, fish farming and recreational activities.

10.01 – MANAGEMENT REPORT

Água Vermelha plant, located on the Grande River, is the Company's largest hydroelectric facility and alone accounts for over 50% of its assured energy. The Caconde, Euclides da Cunha and Limoeiro plants are located on the Pardo River, and the Mogi Guaçu PCH (Small Hydroelectric Plant) is located on the Mogi-Guaçu River.

ECONOMIC AND POWER SECTOR ENVIRONMENT IN BRAZIL

During 2003, began a reversal of economic conditions following the confidence crisis that preceded the 2002 presidential elections. The "Lula" da Silva administration focused on macroeconomic policy during its first year in office, attested to by the strengthening of most economic indicators during the course of the year.

Comparing the first and last quarters of 2003, the annualized inflation rate fell from around 20% to 3%. In the same period, Brazil's sovereign risk dropped from 1,300 to 500 points (after hitting 2,400 in 2002), the Real appreciated around 20% over the US Dollar and the government announced extension of the IMF agreement for another year, indicating it intended to maintain its economic policy. Foreign capital inflow is expected to expand in early 2004, although appreciation of the shares of Brazilian companies measured by the IBOVESPA (São Paulo Stock Exchange) at the end of 2003 indicated this rebound has already begun.

On the other hand, fiscal and monetary policies contributed substantially to sluggish economic growth in the year 2003, around 0.3% of the GDP. A 20% rise in exports failed to compensate for falling consumption and investing. Agricultural production grew considerably, but all other economic sectors remained stalled.

The "Lula" administration took two important initiatives in 2003: reform of the social security system and tax reform. Social security reform, which has already been approved by the National Congress, is a positive contribution to resolving the federal social security system's deficit. Even though its contribution in the short run may not be great, the reform will stabilize the system in the long run. Tax reform is disturbing governors, mayors, and businesses for a number of reasons. Although the proposal has many positive features, the market fears that tax rates may be increased. After months of debate, discussions of the reform were extended into the coming months.

The federal government is reviewing the regulatory frameworks of infrastructure sectors, including electric energy, that the previous administration adopted during privatization. Uncertainties surrounding the new rules for the electric power sector and the long-term return on infrastructure investments led to postponement of private investing in these areas, thereby delaying expansion of these sectors.

The beginning of economic recovery and government reforms in 2003 strengthens prospects for a rebound in economic growth in 2004. Convergence of the government's inflation targets and a significant drop in Brazil's sovereign risk – which helped push annual interest rates down from 25.5% to 16.5% in the year - plus heavier exporting, which should continue in 2004, and tax adjustments promised in the IMF agreement indicate that economic expansion should return to 3% to 4% of the GDP.

OPERATING PERFORMANCE AND STRATEGY

AES Tietê S.A. is classified with ANEEL as an Independent Power Producer. During the year 2003, the Company sold distributors 11,056,980 MWh of energy generated at its generation complex. A percentage of the Company's assured energy is subject to initial contracts signed with São Paulo State's main electricity distribution companies.

Electric energy sector deregulation forecasts a gradual reduction of initial contracts (those signed prior to privatization), at a rate of 25% annually beginning in 2003. In anticipation of the reduction in power subject to initial contracts, in December 2000, the Company signed a bilateral contract Eletropaulo Metropolitana Eletricidade de São Paulo S.A. for selling and purchasing electric power. This 15-year contract will absorb the power released annually from initial contracts.

In 2004, over 25% of the energy contracted will be released from initial contracts and automatically contracted by Eletropaulo, in accordance with the bilateral contract signed in 2000.

FINANCIAL PERFORMANCE

The Company's main source of revenue is the sale of electric energy to distributor and commercial (resale) companies. In the fiscal year ending December 31, 2003, gross revenues reached R$813.7 million, R$800.0 million from the Company's own generation and R$13.7 million from free and short-term energy.

Operating expenses rose 19.3% over the 2002 figure, largely due to heavier spending on personnel, connection fees, and free energy. Spending for electricity purchased for resale, including connection fees, totaled R$58.1 million, or 7.1% of the gross revenue.

Until the beginning of 2003, the Company purchased a monthly average of 36 average MW from Itaipu to supply distributors. This is not considered transferring of Itaipu power, which forced the Company to pay a price established in US dollars and to sell at rates set in reais. On January 23, 2003, the Company obtained an injunction against mandatory purchasing of electricity from Itaipu. This injunction was suspended on September 26, 2003, then reestablished on September 30 of the same year.

The Company's gross operating margin was 67.2% in 2003, higher than the 63.7% reported the previous year, and its EBITDA margin reached 78.5%, surpassing the 77.0% obtained in 2002.

10.01 – MANAGEMENT REPORT

Financial revenues fell 64.9% in fiscal year 2003, as compared to 2002. Financial expenses and monetary/currency fluctuations also dropped, 37.2% in the same period. This was attributable to a reduction in the IGP-M (Monthly General Price Index) during 2003, which is the basis for correcting the Company's largest debt.

AES Tietê has no bank financing. Its main debt is a financing contract with Centrais Elétricas Brasileiras (Eletrobrás) that stems from debt related to the transfer of Itaipu/Furnas electricity prior to privatization. This financing, which matures in May of 2013, incurs 10% annual interest, is updated by the IGP-M and is amortized monthly.

AES Tietê signed an agreement for paying creditors its debts for electricity purchase and sale operations registered on the Wholesale Energy Market (MAE) between September and December 2002, when the emergency power rationing program was in place. The agreement, reviewed by ANEEL and MAE, provides for payment of the debt in 49 installments. The total debt is R$120 million, and payment by those whose credit with the Company is R$500,000.00 (five hundred thousand reais) or less will be made in cash.

Net profit in fiscal year 2003 was R$195.3 million, or R$2.09 per 1,000 shares. During the year 2003, the Company distributed dividends of R$52.6 million for profit reported in the first two quarters and paid R$45.5 million in interest on equity for profit reported September 30, 2003. The Company intends to distribute remaining profit for fiscal year 2003 in the amount of R$87.4 million.

INVESTMENTS

In 2003, the Company invested around R$9 million in maintenance of its generation complex facilities.

10.01 - MANAGEMENT REPORT

AES Tietê has been studying the viability of renovating its generation units and expanding its generation complex by building thermal power plants and Small Hydroelectric Plants (PCHs). AES Tietê received ANEEL's authorization (Resolution No. 665) on December 26, 2002, to exploit the hydraulic power of PCH Carrapatos, in the City of Caconde, São Paulo State. ANEEL set a schedule calling for building to commence on January 15, 2003, with the first unit beginning commercial operations on January 15, 2003, and October 31, 2003, respectively. However, environmental agencies have not yet issued the approval required for the Company to begin construction. Transforming capacity for this Small Hydroelectric Plant will be 21.6 MW.

HUMAN RESOURCES

On December 31, 2003, AES Tietê had 245 employees in its 10 hydroelectric plants and main office in the city of São Paulo. Personnel expenses during the year stood at R$25 million. Of this amount, 27% was for social security contribution and 13.3% for fringe benefits.

According to the agreement between the Company and the workers' union, each employee will receive profit sharing payment. Payment, however, is conditioned on the meeting of technical, financial, and safety targets agreed on by the two parties.

ENVIRONMENT

On December 30, 2002, AES Tietê signed an agreement with IBAMA (Brazilian Institute for the Environment and Natural Renewable Resources) to establish conditions for compensating the environment in the context of licensing for the eight hydroelectric power plants in its generation complex. This agreement establishes a schedule for the Company to pay R$4.4 million in a three-year period, in accordance with IBAMA directions for surveying and regulating land, plan management and acquisition of operating equipment. The company is in communication with IBAMA about directions for disbursements and application of funds.

10.01 – MANAGEMENT REPORT

CORPORATE GOVERNANCE

Commercial operations of what was Companhia de Geração de Energia Elétrica Tietê began on April 1, 1999, with the corporate and equity restructuring of electric power companies in the State of São Paulo as a result of the State Privatization Program. In a public auction in October of 1999, the AES Group – one of the world's leading power companies in electric energy distribution and generation – acquired share control of the Company and since that time has been developing electric power generation activities in the state.

AES Tietê is run by a Board of Directors composed of five members, four representing the controlling shareholder and one representing the Company's employees. It has an instated, permanent Audit Committee with five members, three representing the controlling shareholder and two representing the minority shareholders.

AES Tietê is a publicly held company whose preferred and common shares trade on the São Paulo Stock Exchange and that trades on the New York Stock Exchange in an ADR Level I Program.

AGREEMENT WITH BNDES

On December 22, 2003, the AES Corporation and Sistema BNDES, which consists of the National Bank for Economic and Social Development (BNDES) and BNDES Participações S.A., entered into contracts and corporate acts related to restructuring debts from acquisition of common and preferred shares of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. assumed by AES Elpa S.A. and AES Transgás Empreendimentos Ltda.

The instruments signed resulted in the following acts and relationships:

(i) Creation of a new company, Brasiliana Energia S.A., a joint-stock company formed to detain and exercise, directly or indirectly, share control of the operating companies: AES Tietê, Eletropaulo and AES Uruguaiana; and to assume 100% of AES Transgás and AES Elpa debt with Sistema BNDES.

    AES and Sistema BNDES subscribed for all Brasiliana capital in the following percentages: 50.01% of voting capital and 46.15% of total capital by AES, paid for with its stakes in the aforementioned companies; and 49.99% of the voting capital and 53.84% of the total capital by Sistema BNDES, paid by conversion of a portion of Sistema BNDES credits with AES Elpa and AES Transgás.

(ii) Issuance by Brasiliana of debentures convertible into common shares with security interest in the form of Brasiliana-held shares in the capital of the following companies: Eletropaulo, AES Elpa, AES Transgás, AES Uruguaiana Inc, Uruguaiana and Energia Paulista. The issue is valued in Reais at the equivalent of US$ 510,000,000, subscribed in full by Sistema BNDES and paid for with its remaining credits with AES Elpa and AES Transgás.

Additionally, AES and Sistema BNDES entered into a shareholders agreement to regulate the exercising of their voting rights, reciprocal restrictions on transferring their shares in Brasiliana, and management of Brasiliana subsidiaries.

Validation of the agreement between AES and BNDES was still conditioned upon (i) approval by the Brazilian Electric Energy Agency (ANEEL) and the Central Bank, which occurred on January 19, 2004, and January 23, 2004, respectively; and (ii) payment by Brasiliana to Sistema BNDES in reais the amount equal to US$90,000,000, representing part of the Company's debt with Sistema BNDES, which occurred on January 30, 2004.

INDEPENDENT AUDITING SERVICES – COMPLIANCE WITH CVM RULING NO. 381/2003

In compliance with CVM Ruling No. 381, of January 14, 2003, we advise that AES Tietê engages the independent auditing services of Deloitte Touche Tohmatsu, and that we contracted no services from these auditors in 2003 that were not directly linked to the auditing of financial statements.

ACKNOWLEDGMENTS

AES Tietê, dedicated to its proposal to sustain continuous and balanced growth, expresses appreciation to its clients and partners for their loyalty and preference, to its workers and collaborators, without whom the Company would not have met its goals, and finally to its shareholders, for their support and trust.

Management

10.01 – MANAGEMENT REPORT

Dear Shareholders,

The Management of AES Tietê S.A. ('AES Tietê'), in compliance with legal and corporate by-law provisions, submits for your review the Financial Statements for 2004, the Independent Auditors' report and a summary of the Company's main activities during the year.

PROFILE

AES Tietê (formerly Company de Geração de Energy Elétrica Tietê) was created in 1999 through the partial spin-off of Company Energética de São Paulo (CESP) and was acquired by the U.S. group AES Corporation on October 27, 1999 in a public auction on the São Paulo Stock Exchange (BOVESPA). AES Tietê is authorized to operate as a public utility company producing and selling electric energy as an Independent Power Producer. Its activities are regulated and inspected by the National Electric Energy Agency (ANEEL), part of the Ministry of Mines and Energy. AES Tietê's concession contract is dated December 20, 1999 and extends for 30 years.

AES Tietê's generation complex consists of ten hydroelectric plants in the central and northwestern regions of São Paulo State, which have a joint installed capacity of 2,651 megawatts (MW)

Power Plant	Year Completed	No. of Turbines	Installed Capacity (MW)	Assured Energy (average MW)
Barra Bonita	1964	4	141	45
Bariri	1969	3	143	66
Ibitinga	1969	3	132	74
Promissão	1977	3	264	104
Nova Avanhandava	1985	3	347	139
Caconde	1966	2	80	33
Euclides da Cunha	1960	4	109	49
Limoeiro	1958	2	32	15
Mogi Guaçu	1994	2	7	4
Água Vermelha	1979	6	1396	746
Total		**32**	**2,651**	**1,275**

Barra Bonita, Bariri, Ibitinga, Promissão and Nova Avanhandava plants are located on the Tietê River, which is 1,100 km long and crosses São Paulo state. These plants were designed and built to take advantage of the water in multiple ways: in addition to power generation they provide flood control, navigation of waterways, fish farming and recreational activities.

The Água Vermelha plant, located on the Rio Grande, is the Company's largest hydroelectric and alone accounts for over 50% of the energy generated by the Company. The Caconde, Euclides da Cunha and Limoeiro plants are located on the Pardo River, while the Mogi Guaçu Small Hydroelectric Plant (PCH) is located on the Mogi-Guaçu River.

THE ECONOMIC ENVIRONMENT AND THE ELECTRIC ENERGY SECTOR IN BRAZIL

Economic growth in 2004 was at one of the highest levels in the last ten years, reaching approximately 5%, according to Central Bank estimates. The recovery of the GDP, which began in 2003, resulted in an increase in employment and income. Formal employment grew at an exceptional rate, with the creation of around 1.9 million jobs, which led to an increase in the demand for goods and services.

Inflation as measured by the IPCA index fell in relation to 2003, dropping to 7.5%. For 2005 the target set by the Central Bank is 5.1%. Therefore, efforts to reduce price rises will continue. In September, a cycle of rising interest rates began, so that the Selic benchmark interest rate ended 2004 at 17.75% annually.

Inflation is stable and close to the Central Bank target, which should mean reversal in 2005 of the increase in the benchmark seen in the second half of 2004. First quarters tend to have a slower rate of growth due to tighter monetary policy and deceleration of the global economy. However, the strong expansion of investments that has occurred since the beginning of 2004 will increase production capacity enough to meet growing domestic consumption, making economic growth exceeding 3% feasible, which would make 2004-2005 the decade's strongest two-year period.

In 2005, development will depend on continuing fiscal adjustment and the external sector. In 2004, the adjustment increased the primary surplus from 4.25% to 4.5% of the GDP, and this plus appreciation of the *real* caused a fall in government debt in relation to the GDP – from 58.3% at the end of 2003 to 51.1% in November. This and the lower benchmark interest rate brought the 12-month government deficit below 3.0% of the GDP for the first time since the beginning of the Real Plan in 1994.
The external sector created an important current account surplus of more than US $10 billion (2% of the GDP), which brought the external debt down as a multiple of exports

from three to less than two, noticeably improving the perception of Brazilian economic risk.

During 2004, the electric power sector's new regulatory framework came into force, with the principal changes being the transfer of various responsibilities from ANEEL to the Ministry of Mines and Energy (MME) and the creation of new bodies to centralize and plan the expansion of energy generation and transmission. In addition, new rules for the sale of energy were established, including auctions and public offers of energy. It should be noted that the current administration has committed to complying with the initial and bilateral contracts that have already been signed, which guarantees the contracts for the purchase and sale of energy signed by AES Tietê.

OPERATIONAL AND STRATEGIC PERFORMANCE

AES Tietê is classified by ANEEL as an Independent Power Producer. During 2004, the Company sold a total of 11,105,295 MWh of energy generated in its generation complex to distribution companies in São Paulo state. In 2004, half of the Company's assured energy was linked to the initial contracts signed with São Paulo state's main electric energy distribution companies. The other half was sold through a bilateral contract with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("AES Eletropaulo").

The deregulation process of the electric energy sector involves a gradual reduction of initial contracts – signed before privatization – at the rate of 25% annually beginning in 2003. In anticipation of the reduction of energy contracted in initial contracts, in December 2000, the Company signed a bilateral contract with AES Eletropaulo for the purchase and sale of electric energy, with duration of 15 years, which will absorb the energy released each year from the initial contracts.

In 2005, an additional 25% of the contracted energy will be released from initial contracts and automatically contracted by Eletropaulo as stipulated in the bilateral contract signed in 2000.

In 2004, initial contracts accounted for 49.9% of the sales volume of AES Tietê and 39.9% of the Company's gross revenue.

FINANCIAL PERFORMANCE

AES Tietê closed 2004 with consolidated gross operating revenue of R$1,050.3 million, 28.8% higher than in 2003. Net revenue, R$980.8 million, rose by 25.9%, slightly less than the increase in gross revenue due to the higher PIS and Cofins tax rates incurred on energy sales contracts after their price adjustments. The increase in revenue is the result of two factors: in addition to the annual price adjustments of various contracts for purchasing and selling energy, 25% of the volume of energy sold through the initial contracts was released, a volume which was then sold through a bilateral contract with AES Eletropaulo at a more favorable tariff.

In 2004, the average increase in revenue from the initial contracts was 16.7%, resulting in an average tariff of R$75.4/MWh. The bilateral contract with AES Eletropaulo was adjusted 9.6% in July, based on the IGP-M index, for a tariff of R$117.6/MWh. In 2004, this contract accounted for 50.1% of the volume of energy sold and 59.0% of AES Tietê's earnings.

Operating costs came to R$235.3 million in 2004, an increase of 15.8% in relation to 2003. This rise is the result of the following: higher charges for using the public network due to the increased volume of energy sold through the bilateral contract; provisions for the cost of energy purchased from Itaipu; and the purchase of energy from Duke Energy to supply the initial contracts following suspension of energy purchasing from Itaipu.

Operational expenses rose 15% in 2004, up to R$32.6 million from the R$28.3 million in 2003. This is attributable to an increase for third parties services for environmental consulting, operational provisions and spending on projects covered by state incentives (the Rouanet Law).

The increase in revenue was greater than the increase in operating costs, strengthening the EBITDA by 26.9% in 2004 in comparison with 2003. EBITDA totaled R$776.5 million against R$611.8 million in 2003. The EBITDA margin was 79.2% in 2004, as compared to 78.5% the previous year.

10.01 – MANAGEMENT REPORT

Net financial expenses were R$293.2 million, an increase of 16.7% in relation to 2003. The Company's principal debt, with Eletrobrás, is adjusted by the IGP-M index. Due to the increase in this index, which rose from 8.7% in 2003 to 12.4% in 2004, monetary variation rose 36.6%, growing from R$125 million in 2003 to R$170.8 million in 2004. Financial expenses on interest increased by only 10.8%, rising from R$142.2 million in 2003 to R$157.6 million in 2004. Due to the greater availability of cash, financial revenue rose 119.3%, increasing from R$16 million in 2003 to R$35.2 million in 2004.

AES Tietê's final result in 2004 was a profit of R$291.5 million, 49.2% higher than the R$195.4 million obtained the previous year. The net margin was 29.7% in 2004, against 25.1% in 2003.

AES Tietê does not have bank financing. Its only financing contract is with Eletrobrás (Centrais Elétricas Brasileiras), resulting from debt related to acquisition of energy from Itaipu/Furnas before privatization. This financing, with a balance of R$1,560.6 million on December 31, 2004 (91.7% long-term), becomes due in May 2013 and is amortized monthly. The annual interest rate is 10%, adjusted by the variation in the IGP-M rate.

On December 31, 2004, AES Tietê's net debt was R$1,071.1 million in comparison with R$1,222.5 million on December 31, 2003. This decline in the debt level resulted from an increase in financial investment, most linked to the CDI (Interbank) rate. The new debt / EBITDA ratio also declined, falling from 2.0x in 2003 to 1.4x in 2004.

The Company also has two debt confession contracts with the CESP Foundation, both inherited from privatization, with a total balance of R$25.2 million on December 31, 2004. The first (R$4.7 million) is related to the retention of reserves and is due on November 30, 2005. Its charges are calculated based on the variation in actuarial cost of the Employee Retirement and Pension Plan or the variation in the Referential Rate (TR) plus interest of 8% annually, whichever is greater. The second (R$20.4 million) refers to the acknowledgement of debt for financing the actuarial debt related to the Supplementary Benefit Plan (BSPS), with a final due date on November 30, 2017. The balance of this contract is adjusted by the variation in the actuarial cost or the variation in the General Price Index – Internal Availability (IGP-DI), plus interest of 6% annually (whichever is greater).

INVESTMENTS

In 2004 the Company invested around R$21.9 million in the maintenance of the power plants in its generation complex.

In 2004 the two turbines of the Caconde Power Plant and one turbine in the Nova Avanhandava Power Plant were renovated, with scheduled shut-downs of six months. Also in 2004, maintenance began on the Bariri Power Plant, which will continue during 2005.

HUMAN RESOURCES

On December 31, 2004, AES Tietê had a total of 253 employees divided among 10 hydroelectric power plants and the central office located in the city of São Paulo. Personnel expenses in 2004 came to R$25.4 million. Of this, 22.0% was spent on social security and 29.3% on benefits.

According to the Collective Bargaining Agreement between the Company and the workers union, all employees will receive payment of profit sharing, which is conditioned on compliance with technical, financial and safety targets agreed on by both parties.

10.01 - MANAGEMENT REPORT

SOCIAL BALANCE SHEET

AES TIETÊ S.A.

DEMONSTRAÇÃO DO BALANÇO SOCIAL
(Expresso em R$ mil)

	dez/04			dez/03		
	R$ mil			R$ mil		
1 BASE DE CÁLCULO						
Receita líquida (RL)	980.774			778.842		
Lucro operacional (LO)	712.962			547.571		
Folha de pagamento bruta (FPB)	25.430			25.003		
		% sobre			% sobre	
	Total	FPB	RL	dez/03	FPB	RL
2 INDICADORES SOCIAIS INTERNOS	R$ mil			R$ mil		
Alimentação	1.250	4,91%	0,13%	987	3,95%	0,13%
Encargos sociais compulsórios	5.601	22,03%	0,57%	4.285	17,14%	0,55%
Entidade de previdência privada	1.236	4,86%	0,13%	5.371	21,48%	0,69%
Saúde	1.142	4,49%	0,12%	880	3,52%	0,11%
Segurança no trabalho	362	1,42%	0,04%	80	0,32%	0,01%
Educação	379	1,49%	0,04%	295	1,18%	0,04%
Capacitação e desenvolvimento profissional	315	1,24%	0,03%	189	0,76%	0,02%
Auxílio creche	0	0,00%	0,00%	0	0,00%	0,00%
Participação nos resultados	2.703	10,63%	0,28%	2.541	10,16%	0,33%
Incentivos à aposentadoria e demissão voluntária	0	0,00%	0,00%	0	0,00%	0,00%
Vale-transporte	74	0,29%	0,01%	28	0,11%	0,00%
Total	13.063	51,37%	1,33%	14.656	58,62%	1,88%
	Total	% sobre		Total	% sobre	
	R$ mil	LO	RL	R$ mil	LO	RL
3 INDICADORES SOCIAIS EXTERNOS						
Doações e contribuições	167	0,02%	0,02%	423	0,08%	0,05%
Total de contribuições para a sociedade	167	0,02%	0,02%	423	0,08%	0,05%
Tributos - excluídos encargos sociais	66.957	9,39%	6,83%	33.915	6,19%	4,35%
Total	67.124	9,41%	6,84%	34.338	6,27%	4,41%
		% sobre			% sobre	
	R$ mil	LO	RL	R$ mil	LO	RL
4 INDICADORES AMBIENTAIS						
Programas especiais/projetos externos	4.079	0,57%	0,42%	-	-	-
5 INDICADORES DO CORPO FUNCIONAL	2004			2003		
Empregados no final do período	253			245		
Escolaridade dos empregados	253			245		
Superior e extensão universitária	124			141		
2º. Grau	124			99		
1º. Grau	5			5		
Faixa etária dos empregados						
Até 25 anos	12			17		
De 25 a 35 anos	86			83		
De 35 a 45 anos	115			112		
De 45 a 55 anos	39			32		
Mais de 55 anos	1			1		
Admissões durante o período	15			31		
Mulheres que trabalham na empresa	20			19		
% de cargos gerenciais ocupados por mulheres	15,00%			15,79%		

CORPORATE GOVERNANCE

AES Tietê is run by a Board of Directors composed of eleven members, of which seven represent the controlling shareholder, one represents BNDES, one represents the employees and two are independent members, one of these representing the minority shareholders. The Company also has a permanent Audit Committee with five members, of which three represent BNDES and two represent the minority shareholders.

AES Tietê is a public company with preferred and common shares traded on the São Paulo Stock Exchange and in the ADR Program, Level I, traded on the New York Stock Exchange.

INDEPENDENT AUDIT SERVICES - COMPLIANCE WITH CVM RULING NO. 381/2003

In compliance with CVM Ruling No. 381, dated January 14, 2003, we hereby state that AES Tietê engages the independent auditing services of Ernst & Young, and that during 2004 no services were contracted with these auditors that were not directly linked to the auditing of financial statements.

ACKNOWLEDGEMENTS

AES Tietê, dedicated to sustaining balanced and continuous growth, would like to thank its customers and partners for their loyalty and preference, its employees and collaborators, without whom the Company would not have obtained its objectives, and its shareholders, for their support and confidence.

Management

AES TIETÊ S.A.

MANAGEMENT REPORT

Dear Shareholders,

The Management of AES Tietê S.A. ("AES Tietê"), in compliance with legal and corporate Bylaw provisions, submits for your review the Financial Statements for fiscal year 2005, the Independent Auditors' report and a summary of the Company's main activities during the year.

ECONOMIC ENVIRONMENT

Indicators	2005	2004
Selic rate [1]	18.00	17.75
Exchange Rate [1]	2.34	2.65
Currency Valuation [1]	11.82%	8.13%
CPI [2]	5.69%	7.60%
GPI [2]	1.20%	12.42%

1- End of period
2- End of period

In 2005, Brazil's GDP grew 2.6%, according to Central Bank projections. The unemployment rate receded slightly from 10.2% in January/05 to 9.6% in December/05, according to data from the IBGE (Brazilian Institute of Geography and Statistics). Energy consumption rose 4.6% compared with 2004. This growth was led by the commercial sector, where consumption climbed 7.2%. Beginning in 2001, a period of energy rationing, the Brazilian population in the affected regions adopted more efficient energy consumption measures. Electric power consumption only returned to pre-rationing levels in 2005.

Electric Power Consumption - GWh
Jan/79 to Nov/05


30,000
25,000
20,000
15,000
10,000
5,000
June/01 - Start
Of Rationing
Source: Eletrobrás
Brazil
SE Region

The IGP-M (Monthly General Price Index) and the IPCA (Amplified Consumer Price Index), on which increases for electric power are based, ended 2005 with rates of 1.21% (lowest annual rate recorded since the series began in 1989) and 5.69%, respectively.

Only the IGP-M impacts AES Tietê, however, since adjustments of both its energy sale price and its financial commitments are based on this index.

The economy's benchmark interest rate, the Selic, ended the year at an annual rate of 18.0%. The price of the Dollar, which stood at R$ 2.67 on January 3, 2005, was R$ 2.34 at year's end. During 2005, the Real appreciated 11.8%. A combination of factors affected the performances of the Dollar and the Selic, most notably Brazil's effective interest rates, low effective interest rates in the overseas market, strong international liquidity, consecutive records for the Brazilian trade balance and large volumes of overseas financing by public and private companies.

In 2005, the power sector was impacted by the application of new rules introduced by Law No. 10,848, of March 15, 2004, known as the "New Model Law." The most visible initiatives were existing energy auctions and the first new energy auction, which was held in December.

All of AES Tietê's assured energy is subject to long-term contracts, so that changes brought by the sector's new regulatory framework have little influence on the Company's performance.

The sale of all its production through long-term contracts also meant that the Company did not need to participate in the energy auctions held after December 2004.

SALES PERFORMANCE

During the year 2005, AES Tietê sold 11,100 GWh of energy through initial and/or bilateral contracts with distributors from the State of São Paulo. In 2005, 75% of the Company's assured energy was subject to a bilateral contract with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("AES Eletropaulo"). The remaining 25% was sold to the state's main electric power distribution companies, among them AES Eletropaulo, through initial contracts inherited from privatization.

In 2003, gradual reduction of the initial contracts began, which the sector's deregulation process projected at 25% per year. In anticipation of this process, in December of 2000 the company signed a 15-year bilateral contract with AES Eletropaulo for the sale and purchase of electricity; this contract absorbs the volume released annually from the initial contracts. ANEEL (Brazilian Electric Energy Agency) homologated this contract at the time it was signed. Beginning in 2006, therefore, 100% of AES Tietê's assured energy will be supplied to AES Eletropaulo in compliance with this contract, which is effective through December 2015.


Caconde
403.0
3.1%
Euclides
536.8
4.2%
Limoeiro
155.9
1.2%
Agua Vermelha
7,428.6
57.8%
Barra Bonita
544.2
4.2%
Bariri
607.8
4.7%
Ibitinga
692.9
5.4%
Promissão
1,031.9
8.0%
Nova Avanhandava
1,414.9
11.0%
Mogi Guaçu
35.9
0.3%
Gross Generation x Billed Energy in GWh
TOTAL
12,851.8
BILLED
11,142.7
MRE / CCEE
5.2%
CPFL
578.2
2.7%
Bandeirante
300.0
4.5%
Elektro
501.5
1.3%
Bragantina
146.7
0.9%
Nacional
98.6
2.6%
Piratininga
291.3
8.3%
Eletropaulo - CI
922.0
74.5%
Eletropaulo - Bilateral
8,304.5

**After deducting own consumption and transmission losses, the difference is directed to the Energy Reallocation Mechanism (MRE) and to the Electric Energy Trading Chamber (CCEE).*

In October of 2003, AES Eletropaulo and AES Tietê signed an amendment to the bilateral contract that, among other less relevant issues, changed the contract's expiration date from December 2015 to June 2028, the date that AES Eletropaulo's concession ends. Soon after it was signed, AES Eletroapaulo submitted the amendment to ANEEL for approval, but the Agency issued an opinion against it in August 2005. AES Eletropaulo appealed the decision administratively; however no decision has been issued regarding the matter.

FINANCIAL-ECONOMIC PERFORMANCE

Revenue

AES Tietê presented a record performance in fiscal year 2005. With full operational stability and all its assured energy contracted, consolidated gross operating revenue reached R$ 1.3 billion, 28.1% higher than in 2004. During 2005, the bilateral contract accounted for 74.5% of the sales volume and 81% of the Company's gross revenue.

For the first time, net revenue in the year surpassed R$ 1 billion to reach R$ 1.2 billion, 24.4% higher than in 2004. However, this performance did not meet the gain in gross revenue due to higher deductions, which rose from R$ 69.5 million in 2004 to R$ 124.9 million in 2005, reflecting higher rates for PIS and Cofins taxes. The new rates became effective on the dates of the tariff adjustments for initial and bilateral contracts assessed during 2004.

Strong earnings growth is essentially due to three factors:

- ✓ average annual adjustments of 7.5% applying to initial and bilateral energy sell contracts;
- ✓ the release of 25% of the energy volume from initial contracts, which was sold in the bilateral contract with AES Eletropaulo at a higher rate than in the former contracts; and
- ✓ reversal of the R$ 43.7 million provision accounted in September related to the rise in PIS and Cofins tax rates applied to the bilateral contract with AES Eletropaulo.

Operating Costs

Operating costs totaled R$ 312.0 million in 2005, which represented a 30.3% increase over the 2004 figure. The most significant changes resulted from the following:

- ✓ Financial compensation for the use of water resources: increase of 28.2% (R$ 10.0 million) resulting from the 19.2% rise in the reference tariff (from R$ 44.20/MWh to R$ 52.67/MWh) and the greater volume of energy generated (7.6% higher than in the previous year).
- ✓ Electricity purchased for resale: growth of 2.2% (R$ 1.7 million), largely due to a rise in transmission and connection expenses. This growth was a result of the greater volume of energy sold through the bilateral contract, which calls for AES Tietê to assume a higher percentage of transmission costs than in the initial contracts. Higher transmission costs were partially offset by less volume of energy purchased as the mandatory transfer of Itaipu power came to an end in January 2005.
- ✓ Operational provisions: R$ 76.6 million, as follows:
  - (i) possible losses on assets invested in Banco Santos of R$ 16.4 million; balance complements the total R$ 35.5 million invested in the bank;
  - (ii) provision of R$ 58.3 million for possible loss of credits related to the Special Tariff Recovery (RTE). This amount includes:

- R$14.1 million from the 100% monetary correction of the balance receivable of energy distributors on December 31, 2002, in compliance with ANEEL's new position published in Directive Release No. 074/2006 SFF/SRE/ANEEL on January 23, 2006, which changed ANEEL Resolution No. 36 of January 29, 2002. Considering the prospect of this disbursement, the Company accounted a provision in this amount.

- R$16.9 million provisioned for the amount of the monetary correction on credits receivable from energy distributors, which has been recorded since April 2005, since receipt of these credits may not occur within the established period.

- R$ 27.3 million related to a study conducted by AES Tietê Management to verify the capacity of the distributors to bill the RTE in time to transfer it to the generators within the term established in the Power Sector General Agreement. ANEEL will conduct a Public Hearing to address the possibility of distributors recovering the RTE from captive consumers that become free consumers, which could facilitate collection of this tariff. The company will follow this case and revise its calculation if necessary.

(iii) provision of R$ 1.9 million for possible loss in renegotiation of an equipment supply contract for which an advance was made;

✓ Personnel: rose 14.8% (R$ 2.4 million) compared with the previous year due to a 7.5% increase in the number of collaborators and an 8.3% salary increase, in compliance with a collective labor agreement that took effect July 2005.

✓ Other Costs: the end of the charge for the use of public property led to a 77.0% (R$ 17.7 million) reduction in the amount posted in this account as compared to 2004. This charge applied for 5 years counted from the date of privatization.

Operating Expenses

Operating expenses totaled R$ 32.9 million, a figure 15.6% higher than in the previous year. The rise was attributable to higher spending on personnel (31.4%), third-party services (12.6%) and sector inspection charges (7.5%).

EBITDA

The EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) stood at R$ 939.1 million, 20.9% higher than in the previous year. This performance was driven by stronger operating revenue that provided actual gains in operating cash generation. The EBITDA margin at year's end was down 2.2 percentage points, falling from 79.2% in 2004 to 77.0% in 2005 as a result of operating provisions of R$ 76.6 million.

EBITDA (R$ million) x EBITDA Margin



76.5%
48.4%
77.0%
78.5%
79.2%
77.0%
384.2
331.5
439.1
611.8
776.5
939.1
2000
2001
2002
2003
2004
2005
EBITDA
EBITDA Margin

Financial Expenses / Revenues

Financial expenses were R$ 166.3 million, a 49.4% reduction compared with 2004. AES Tietê's main debt, which is with Eletrobrás, is corrected by the IGP-M. This index changed 1.2% in the year, so that monetary correction of total debt decreased considerably: R$ 6.1 million in the year, a figure far lower than the R$ 170.8 million registered in 2004. Financial expenses with interest totaled R$ 160.2 million, 1.6% higher than in the previous year.

Financial revenues rose 189.9%, from R$ 35.2 million in 2004 to R$ 102.0 million in 2005. This growth was a result of heavier allocation in investments linked to the CDI (Interbank Deposit Certificate) rate, which rose over the previous year, and accounting of R$ 31.0 million for monetary correction of the RTE receivables balance.

In fiscal year 2005, net financial expenses fell 78.1% from the previous year's figure to stand at R$ 64.2 million.

Net Profit

AES Tietê obtained net profit of R$ 556.1 million in 2005, representing an increase of 90.7% over the R$ 291.5 million posted the previous year. The net margin also grew substantially, from 29.7% in 2004 to 45.6% in 2005.

INDEBTEDNESS

AES Tietê does not have bank financing. Its most significant commitment is an debt confession with Eletrobrás, inherited during the Cesp spin-off and maturing in 2013. Annual interest on this debt is 10%, and it is corrected by the IGP-M. On December 31, 2005, the balance was R$ 1.5 billion, 90.0% of this amount with long-term maturity.

The Company had two other liabilities, also inherited from the Cesp spin-off prior to privatization, with Fundação Cesp (the institution that manages its benefits plan). The first, FunCesp II, was liquidated in November of 2005 and is related to retention of reserves. It is subject to charges based on changes in one of the following, whichever is greater: 1) the actuarial liabilities of the Company's contribution to its Employee Retirement and Pension Plan, or 2) the Central Bank's Referential Rate (TR), over 8% annually. The second, FunCesp III, is still in effect and refers to an acknowledgement of debt for financing the actuarial deficit, which is related to the Supplementary Benefit Plan (BSPS), with maturity in 2017. This contract's balance is updated according to the change in the actuarial cost or in the IGP-DI (General Price Index - Internal Availability), plus 6%

annually, whichever is greater. On December 31, 2005, the balance of this debt was R$ 17.2 million, of which 91.7% had long-term maturity.

AES Tietê ended 2005 with accumulated financial availability of R$ 795.2 million, so that net debt was R$ 676.5 million on 12/31/2005, an amount 38.3% less than the R$ 1,096.3 million reported on 12/31/2004.The Net Debt/EBITDA ratio fell considerably, from 1.4x in 2004 to 0.7x in 2005.

Net Debt (R$ billion) x Net Debt / EBITDA


3.0x
3.3x
3.2x
2.0x
1.4x
0.7x
1.1
1.1
1.4
1.3
1.1
0.7
2000
2001
2002
2003
2004
2005
Net Debt
Net Debt / EBITDA

INVESTMENTS

In 2005, AES Tietê invested R$ 27.5 million in the following: - reforming its hydroelectric plants, most notably updating and reestablishing capacity of the generation unit at the Bariri facility - R$ 16.3 million;
- environmental projects, mainly reforesting - R$ 5.1 million; upgrading its waterway gates - R$ 2.3 million;
- other investments (civil construction, information technology) - R$ 3.8 million.


Investment History (R$ million)
17.7
37.5
30.5
12.4
21.9
27.5
2000
2001
2002
2003
2004
2005

OPERATIONAL PERFORMANCE

AES Tietê plants generated 12,900 GWh during 2005, 7.6% more than in 2004 and exceeding by 15% the volume of assured energy, 11,200 GWh.


Generated x Assured Energy
2,000
1,500
1,275
1,000
500
0
117%
81%
98%
109%
107%
115%
2000
2001
2002
2003
2004
2005
Generation - Av. GW
Generation/Assured E

AES Tietê has a preventive maintenance program to guarantee that the plants are always in good working condition.

Due to the safety programs in place, the plants' average period with no loss time accidents has been over 7 years. The Ibitinga plant stands out by reporting no loss time accidents in over 17 years.

Plant	Period Without Accidents (Years)
Ibitinga	17.5
Mogi Guaçu	10.9
Bariri	9.5
Nova Avanhandava	8.0
Água Vermelha	7.4
Limoeiro	5.3
Barra Bonita	5.3
Promissão	3.8
Caconde	2.7
Euclides da Cunha	2.3

*No time loss accidents.

HUMAN RESOURCES

At the end of 2005, AES Tietê had 272 collaborators working in ten hydroelectric plants and offices located in the city of São Paulo and in Bauru, São Paulo. Average productivity based on net profit per employee grew 15.5% in 2005 to a total of R$ 4.5 million. This was attributable to a 24.4% rise in net revenue and a higher number of collaborators.

Net Revenue per Employee (R$ million)



2.0
2.7
2.5
3.2
3.9
4.5
2000
2001
2002
2003
2004
2005

CORPORATE GOVERNANCE

The Board of Directors is composed of eleven members: seven represent the controlling shareholder; one is a member of BNDESPar, one represents employees, and two are independent.

The Audit Committee has five members, three representing BNDES and two representing the minority shareholders.

The Company's internal procedures are in accordance with the North American Sarbannes-Oxley Law, in compliance with the Security Exchange Commission requirements for the AES Corporation.

STOCK MARKET

AES Tietê is publicly held company with shares trading on the BOVESPA (São Paulo Stock Exchange) under the names GETI3 (common) and GETI4 (preferred). The

Company is also in the ADR Level I program, with trading on the over-the-counter market in New York.

In 2005, minority shareholders Banco Santander/Banespa, Banco Santander and Banco Nossa Caixa decided to sell their stakes in AES Tietê capital. Therefore, a secondary offering of 28.8% of the Company's total capital in common and preferred shares was issued in June/05, on the BOVESPA and in the United States (Regulation S), and reached R$ 1.06 billion. In compliance with CVM Ruling 400, AES Tietê management helped prepare the offer by revising documents and conducting a road show.

The offer increased substantially the liquidity of AES Tietê shares. During 2005, the average daily trade volume of GETI4 notes increased 321.3%, while GETI3 increased 68.4%.

Average Daily Volume (R$ thousand)



4,419
3,634
2,68
2,00
1,443
476
450
512
968
1,63
1,73
2002
2003
2004
2005
After the Secondary Offer
GETI3
GETI4

During 2005, common share prices appreciated 54.8% and preferred shares gained 58.1%, while IBOVESPA rose 27.7%.

Performance of Shares (Base 100)



170
150
130
110
90
158
155
128
Dec-04
Mar-05
Jun-05
Sep-05
GETI3
GETI4
Ibovespa

SOCIAL BALANCE

10.1. Social Report Statement

1 BASIS FOR CALCULATION	Dec/05			Dec/04		
Net revenues (NR)	1,202,710			980,814		
Operating result (OR)	920,367			713,014		
Gross payroll (GP)	30,705			25,430		

2 INTERNAL SOCIAL INDICATORS	Total	% of		Total	% of	
		GP	NR		GP	NR
Nutrition	1,654	*5.39%*	*0.14%*	1,250	*4.91%*	*0.13%*
Mandatory payroll taxes	6,050	*19.70%*	*0.50%*	5,601	*22.03%*	*0.57%*
Private pension plan	(369)	*-1.20%*	*-0.03%*	1,236	*4.86%*	*0.13%*
Healthcare	1,359	*4.43%*	*0.11%*	1,142	*4.49%*	*0.12%*
Occupational Safety	549	*1.79%*	*0.05%*	362	*1.42%*	*0.04%*
Education	457	*1.49%*	*0.04%*	379	*1.49%*	*0.04%*
Training and professional development	800	*2.61%*	*0.07%*	315	*1.24%*	*0.03%*
Day-care						
Profit sharing	3,417	*11.13%*	*0.28%*	2,703	*10.63%*	*0.28%*
Early retirement and voluntary severance incentives						
Transfer allowances	26	*0.08%*	*0.00%*	74	*0.29%*	*0.01%*
Total	**13,943**	***45.41%***	***1.33%***	**13,063**	***51.37%***	***1.33%***

3 EXTERNAL SOCIAL INDICATORS	Total	% of		Total	% of	
		GP	NR		GP	NR
Donations and contributions	17	*0.00%*	*0.00%*	167	*0.02%*	*0.02%*
Total contributions to society	**17**	*0.00%*	*0.00%*	**167**	***0.0%***	***0.02%***
Taxes – excluding social charges	124,470	*13.52%*	*10.35%*	66,957	*9.39%*	*6.83%*
Total	**124,486**	**13.53%**	**10.35%**	**(67,124)**	**9.41%**	**6.84%**

4 ENVIRONMENTAL INDICATORS	Total	% of		Total	% of	
		GP	NR		GP	NR
Special programs / external projects	4,750	*0.52%*	*0.39%*	4,079	*0.57%*	*0.42%*

5 EMPLOYEE INDICATORS	2005	2004
Employees at end of period	272	253
Academic qualifications of employees		
College education and postgraduate qualification	140	124
High school diploma	126	124
Primary school diploma	6	5
Employee age group		
Up to 25	17	12
From 25 to 35	93	86
From 35 to 45	110	115
From 45 to 55	49	39
More than 55	3	1
Employees hired during the period	27	15

	2005	2004
Number of female employees	21	20
% of managerial positions occupied by women in relation to the total number of women	19.05%	15.00%
% of managerial positions occupied by women in relation to the total number of managers	NA	NA
Number of black and mixed-race employees at the Company	NA	NA
% of managerial positions occupied by Afro-Brazilians in relation to the total number of Afro-Brazilian employees	NA	NA
% of managerial positions occupied by Afro-Brazilians in relation to the total number of managers	NA	NA

The amount added for personnel in 2005 totaled R$ 26.9 million. Of this total, 12.1% went to social security contributions and 11.3% was for fringe benefits.

INDEPENDENT AUDIT – COMPLIANCE WITH CVM RULING NO. 381/2003

In compliance with CVM Ruling No. 381 of January 14, 2003, we advise that AES Tietê uses the independent auditing services of Ernst & Young, and that in 2005 no services were contracted that were not directly linked to the auditing of financial statements.

SPECIAL THANKS

We appreciate the support we received from all of our shareholders, financial institutions, suppliers, clients and especially our collaborators, whose confidence in the quality of AES Tietê operations is essential to the Company's success.

Management